UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Condensed Interim Consolidated Financial Statements

in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Boards (IASB)

1Q24

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2024. We follow all International Financial Reporting Standards (IFRS) practices issued by the International Accounting Standards Board (IASB).

Economic Comment

The economic activity began the year at a fast pace. The labor market remains heated, sustaining real income gains. The increase in credit and the fall in interest rates also contribute to the expansion of consumption. Our projections indicate that the GDP could grow above 2.0% this year. The inflation chart also remains favorable, reinforcing our 3.4% projection for the IPCA in 2024.

Copom should continue to reduce the Selic rate. We anticipate that the basic interest in the economy will end 2024 at 9.50%, completing a total cut cycle of 4.5 percentage points.

With the exception of Japan, developed countries are preparing to reduce interest rates. However, the time of the beginning of the cuts may differ between them. In Europe, inflation decompression is more persistent, while in the USA, this process has been inconsistent. The resilience of the USA economic activity also does not recommend urgency to begin interest cuts. On the other hand, the continued economic slowdown in China should contribute to global deflation.

Highlights in the period

In the Shareholders Meetings that took place on March 11, 2024, among other deliberations, the statutory amendments proposed by the Management were approved, some of which bring changes of extreme relevance to the Corporate Governance scenario of the Company, highlighting:

- express assignment to the Board of Directors to deliberate on transactions with related parties, in accordance with the legislation and with the internal policies and rules already existing and applicable to Bradesco;
- exclusion of obligations that: (i) to be assigned to the Board of Executive Officers, the candidate must be part of the Bradesco Organization's companies; and (ii) to be eligible to the Board of Executive Officers, they must have been a staff member of the Bradesco Organization's companies for more than ten years, continuously. The exclusion of these obligatory requirements makes the promotion or hiring of professionals to the positions of the Board of Executive Officers more flexible, prioritizing talents, whether internal or external; and
- reduction of the minimum and maximum numbers of members that will compose the Board of Executive Officers, from 83 to 108 to 60 to 100, as well as reduction of positions and alteration of their nomenclatures, also reducing the hierarchy and the consequent expansion of horizontalization, to enable speed in decision making, promoting fluidity in communication and greater autonomy of leaders.

We began the implementation of the strategic plan accelerating the transformation of the bank. We set up the transformation office, with people 100% dedicated to work fronts. In the area of people and organizational structure, we are strengthening the team, increasing synergy and strengthening business units such as technology and credit, to name a few examples. We are adjusting our physical presence, aiming to improve the way of serving: We closed traditional branches, opened corporate branches – with 122 units in operation as of yet – and added more correspondent banking to Bradesco Expresso. The benefits of the strategic plan will be seen in our operational income, partly in 2024, and on a larger scale from 2025 onwards.

highlighted information 1Q24

BOOK NET INCOME

R$4.2 bi ▼ 23,2% p/a

EARNINGS PER SHARE

R$0.37 common

R$0.41 preferred

ROAE

10.1%

BOOK VALUE PER SHARE

R$15.62

MARKET VALUE

R$143.7 bi

TIER I CAPITAL

12.7%

SHAREHOLDERS' EQUITY

R$165.9 bi

▲ 2.1% p/a

INTEREST ON SHAREHOLDERS' EQUITY **R$2.6 bi** (gross) | Payout **65%** (gross)

EXPANDED LOAN PORTFOLIO
(Mar24 vs. Mar23)

R$889.9 bi (+1.2%)

INDIVIDUALS: **R$372.6 bi** (+2.0%)

LARGE CORPORATES: **R$345.7 bi** (+1.6%)

MICRO, SMALL AND MEDIUM-SIZED ENTERPRISES: **R$171.7 bi** (-1.2%)

TOTAL DEPOSITS
(Mar24 vs. Mar23)

R$607.7 bi (+3.4%)

Time Deposits: **R$438.5 bi** (+6.5%)

Savings Deposits: **R$127.4 bi** (-0.7%)

Demand Deposits: **R$41.8 bi** (-12.8%)

ALLOWANCE FOR LOANS
(Mar24 vs. Mar23)

R$51.2 bi (-14.0%)

SECURITIES
(Mar24 vs. Mar23)

R$744.1 bi (+9.3%)

FVOCI: **R$215.7 bi** (+2.2%)

FVPL: **R$352.8 bi** (+20.9%)

Amortized Cost: **R$175.6 bi** (-1.1%)

international operations

Abroad, aiming to develop and expand our customer relationship in addition to institutional representation, we have 02 Branches, 10 Subsidiaries, 02 Representative Offices and an extensive network of correspondent banks.

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

Luxembourg

Banco Bradesco Europa S.A.

New York

Bradesco Securities, Inc.

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

London

Bradesco Securities UK Limited

Grand Cayman

Cidade Capital Markets Ltd.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Bradesco Bank

Bradesco's main international platform for banking and investment products in the United States, serving international and national clients, Individuals and Companies.

Our solutions

- International Banking
- Investments
- Wealth Management
- Private Banking
- Real Estate
- Corporate & Institutional
- Digital Bank

International Banking

Integrated solutions and customized services, designed to meet the needs and deliver the benefits of a U.S.-based bank.

Investments

Our independent model allows us to offer our clients the best products and services in the market, as well as a complete line of investments in partnership with the main managers and with wide diversification of sectors, markets and asset classes.

Corporate & Institutional

Service to corporate clients and banks in Latin America with customized solutions to support business growth.

Credit Solutions

We offer credit solutions for various purposes, with guarantees in the USA or Brazil, and we are a reference for non-residents who want to purchase or re-mortgage real estate. We analyze each case in a personalized way, taking into account the client's global portfolio.

Performance

The main financial highlights of 1Q24:

- Net operating revenue grew 10% and higher net income by 44% compared to 1Q24 vs. 4Q23.
- Consistent growth in assets under custody (AuC) with an increase of 6% in the quarter and 21% in 12 months.
- Growth of 17% of the loan portfolio in 12 months.

Bradesco Invest US

Another way of diversifying investments in the USA is through our digital platform, which includes portfolios managed exclusively by BlackRock.

- 100% digital solution
- Democratization of the international investments
- Your own credit card issued in the United States and Livelo points in Brazil
- Customer service in Portuguese

My Account

International digital account

Opening of more than 160 thousand accounts in 8 months

Make withdrawals and purchases in 195 countries and 180 different currencies

- 100% digital journey via App
- Customized card
- Quotation based on the commercial dollar
- Transfer between the Bradesco account and My Account at any time/day

My Account is an international and digital Bradesco account that can be opened on the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, with dynamic CVV, which brings more convenience and security.

Products and services for the public sector

Exclusive platforms serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.8 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Platforms to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 31 Platforms serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Technology and innovation

The year 2024 marks the beginning of a journey of strategic reformulations, where technology is an essential agent to further increase efficiency, without renouncing our commitment to security and hyperpersonalized service. In this sense, we continue at the technological forefront, using, for example, Artificial Intelligence since 2017, especially through BIA, our cognitive assistant, whose number of interactions with clients already exceeds 2.2 billion.

Now, we have moved on with Generative AI trials, transforming our financial services to leverage customer experience. The initiatives cover more effectiveness in service, digital sales of Consortia, the elaboration of proposals for Corporate Cards, and the support of this promising technology to improve processes in the areas of Ombudsman, Legal and Open Finance and develop digital solutions to accelerate the delivery and evolution of our products and services. Today we have a corporate generative AI platform that has become a pillar of our transformation initiatives, enabling a weekly cycle of experiments, pilot projects and rapid product development. With the case "Transforming Financial Services with Generative AI" we were recognized as the most innovative bank in the "The 100+ Innovators in the use of IT" ranking in the study of the IT Forum.

We continuously evolve traditional facilities at the beginning of the year, as consolidated Income Tax statements and viewing of the investment statement for up to 12 months. On Mobile, much more agility with the simplified journey of opening checking accounts and requesting a credit card for Individuals, which enables online the total usability of the services in a few minutes. Other features include credit for those who need to do PIX and are without balance and electronic signature for digital formalization in Consortia contemplation. For those who need to reorganize, the debt renegotiation can be done on all digital channels, including WhatsApp with BIA.

In need of loans, we inaugurated in the national market, the "Leading as a Service (Laas)", a virtual journey of loans in partner channels - IFood, Amazon, Alelo, Raizen and Locaweb; for account and non-account holders, the client can simulate and request working capital and microcredit with release by PIX, using the Bank's business intelligence, liquidating the installments through the sales of the platform. Another novelty is the personal loan with guarantee of investments in the App: the first product 100% digital with CDB investment, for clients who want to keep their assets in the bank and use them as guarantee, without compromising liquidity. Wishing to invest, the client requests assistance from BIA through WhatsApp, receives personalized recommendations and is directed to the ideal product; through the same channel, the Bank asks clients to press the "Investor Profile Update" (API), to be made online in chat with specialists, or can be forwarded to the Bradesco App.

In the Foreign Exchange segment there is a new menu on Mobile, with a more fluid journey of transferring capital to Bradesco Invest US and one-term signing instead of a contract for each operation, facilitating future transactions across all channels. Another novelty is the receipt of Western Union orders via the App for Individuals: the client has self-service available, receiving online values from abroad. Ágora, which this year reached 1 million clients in its advanced platform, gains more efficiency and relevance in the market through the synergy arising from unification with Corretora Bradesco (Stock Broker).

We launched the Bradesco Shop: exclusive e-commerce to shop directly on the App, with more than 4 million products and 40 retailers in more than 20 categories. The offers are customized, and it is possible to mark favorite products, get cashbacks and many other benefits, specially developed for greater convenience and relationship with our clients.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the first quarter, the Organization had 85,634 employees – 74,208 of Bradesco and 11,426 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is part of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to our growth and sustainability, generating long-term value for all our stakeholders. Thus, our Sustainability Strategy is aligned with the Sustainable Development Goals, based on ESG management and transparency.

As part of this strategic agenda, at the end of the first quarter, we reached 96% of our sustainable business goal by totaling R$240 billion in operations with socio-environmental benefits. Expanding our sustainable business portfolio, we also launched a real estate credit line aimed at companies in the construction sector with environmental certification.

Our performance has been recognized in the main national and international sustainability indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3 - Brazilian Exchange & OTC. This performance, higher than the average of the financial sector, places us among companies with the best practices related to the climate agenda. These indexes reflect our management and performance in long-term economic, environmental and social criteria in business.

To keep up with our initiatives and performance, visit our bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent. The body is responsible for establishing, supervising and monitoring the corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets six times a year, and extraordinarily, when the interests of the company so require. In addition to its own Charter, the Board also has an Annual Calendar of Meetings set by its Chairman. In the first quarter of 2024, seven meetings were held, four of which was annual and three specials.

The Internal Audit reports to the Board of Directors, in addition to seven committees, the statutory ones, which are the Audit and Remuneration Committees; and the non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Various executive committees assist in the activities of the Board of Executive Officers, all regulated by their own charters.

In the role of Supervisory Body for the acts of the managers, and with permanent performance since 2015, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is

composed of five effective members and their respective alternates – two of them are elected by minority shareholders.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Audit and General Inspectorate Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first quarter of 2024, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.4% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), effectively acts to strengthen the use of models, performing acculturation actions and encouraging good modeling practices. In parallel, it monitors the mitigation of limitations and weaknesses of the models and creates reports for the respective managers, the Internal Audit, and the Control Commission for the Evaluation of Models and Risk Committees.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to goods and services suppliers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes not related to the Financial Statements Consolidated Audit at a level lower than 5% of the total fees related to Independent Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form at the close of the year.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$1.3 billion
Total budget for 2024

R$1.0 billion are allocated for Activity Expenses.

R$322 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK
Over 42,000 students benefited primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL
Around 2 million users have successfully completed at least one of the free crash courses available on the portal.

BRADESCO ESPORTES (SPORTS)

We encourage sport as an activity that supports the development of children and young people by means the Bradesco *Esportes e Educação* (Sports and Education) Program. For over 30 years, we have been teaching female's volleyball and basketball at our Training Center for girls aged 8 to 18, providing guidance on citizenship, health and developing potential talent. The aim of the Center is to guarantee the right of access to sport through daily activities, guided by physical education teachers, coaches and technical trainers, and through participation in internal and external sporting events. We do this at Bradesco Foundation schools, municipal Sports Centers, Unified Educational Centers (CEUs), state and private schools and at our sports development center, all in Osasco (State of São Paulo), with around 1,800 girls being trained.

In addition, the program enables the empowerment and protagonism of our athletes in the community, promoting new opportunities for all of them to develop their different potentials.

Recognitions

- We were highlighted in the 2023 Aplaude Award – Voluntary Actions that Transform, promoted by the Brazilian Council of Corporate Volunteering (CBVE), in the category Initiative for partnership in volunteer action with SOS Mata Atlântica.
- We are Top Employers for the 5th consecutive year in Brazil by the Top Employers Institute, international certification for companies with excellence in people management and employer branding.
- We were the great winner of the Best Bank and Platform to Invest (MBPI) Ranking, winning the first place in four out of six categories: Retail, High Income, Multimarkets and Money Market. The survey, which considers the period of 2023, is carried out by the Center for Studies in Finance of the Getulio Vargas Foundation (FGVcef) and published by the Dinheiro magazine.
- Our Ombudsman received for the twelfth time in a row the Brazilian Ombudsman Award, in the 2023 edition, with the case Sala Ágil (Agile Room). The recognition is promoted by the Brazilian Association of Client Company Relations (Abrarec) in partnership with the Brazilian Association of Ombudsmen (ABO).
- Bradesco BBI was chosen as the best bank globally in the Transition Bonds/Sustainability Targets category of the Sustainable Finance Awards 2024, promoted by Global Finance.

Acknowledgements

The results achieved confirm the commitment of the Bradesco Organization to always offer the best services, products and solutions in all lines of business that it operates, striving for quality and speed in services and focus on the real needs of our client base. For the successes achieved, we appreciate the support and trust of our shareholders and clients and the dedicated work of our employees and other associates.

Cidade de Deus, April 30, 2024

Board of Directors and Board of Executive Officers

Index of Notes to the Consolidated Financial Statements

			R$ thousands
	Note	On March 31, 2024	On December 31, 2023
Assets			
Cash and balances with banks	5	143,643,378	151,053,972
Financial assets at fair value through profit or loss	6a	376,536,570	387,598,377
Financial assets at fair value through other comprehensive income	8	215,742,891	212,849,606
Financial assets at amortized cost			
- Loans and advances to financial institutions, net of provision for expected losses	10	223,924,651	205,102,659
- Loans and advances to customers, net of provision for expected losses	11	590,113,455	579,501,819
- Securities, net of provision for expected losses	9	175,590,912	175,207,077
- Other financial assets	16	68,516,149	56,958,860
Non-current assets held for sale	12	1,354,772	1,328,530
Investments in associates and joint ventures	13	9,884,058	9,616,840
Property and equipment	14	10,667,553	11,118,009
Intangible assets and goodwill	15	22,447,896	22,107,146
Current income and other tax assets		10,556,315	12,964,018
Deferred income tax assets	37	95,275,460	92,518,924
Other assets	16	11,824,408	9,597,412
Total assets		**1,956,078,468**	**1,927,523,249**
Liabilities			
Liabilities at amortized cost			
- Deposits from banks	17	332,960,336	323,422,783
- Deposits from customers	18	606,733,725	621,934,680
- Securities issued	19	253,812,786	244,966,258
- Subordinated debts	20	50,284,155	50,337,854
- Other financial liabilities	23	87,062,513	82,619,532
Financial liabilities at fair value through profit or loss	6c	26,496,198	15,542,220
Other financial instruments with credit risk exposure			
- Loan Commitments	11	2,216,294	2,274,316
- Financial guarantees	11	1,245,058	1,202,614
Insurance contract liabilities	21	353,642,240	344,792,222
Other provisions		21,868,479	22,337,844
Current income tax liabilities		1,299,467	1,546,656
Deferred income tax liabilities	37c	1,162,590	1,607,527
Other liabilities	23	50,795,719	47,924,619
Total liabilities		**1,789,579,560**	**1,760,509,125**
Equity	25		
Capital		87,100,000	87,100,000
Treasury shares		(293,398)	-
Capital reserves		35,973	35,973
Profit reserves		78,325,313	76,730,043
Additional paid-in capital		70,496	70,496
Accumulated other comprehensive income		1,456,730	3,159,773
Retained earnings		(830,542)	(765,320)
Equity attributable to shareholders of the parent		**165,864,572**	**166,330,965**
Non-controlling interests		**634,336**	**683,159**
Total equity		**166,498,908**	**167,014,124**
Total equity and liabilities		**1,956,078,468**	**1,927,523,249**

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands	
		Three-month period ended on March 31	
		2024	2023
Interest and similar income		53,928,183	57,821,227
Interest and similar expenses		(35,877,711)	(39,450,559)
Net interest income	27	**18,050,472**	**18,370,668**
Fee and commission income	28	**6,387,567**	**6,649,686**
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	29	(1,073,146)	(432,655)
Net gains/(losses) on financial assets at fair value through other comprehensive income		(87,916)	416,727
Net gains/(losses) on foreign currency transactions		(977)	(371,134)
Gross profit from insurance and pension plans	32	1,746,807	1,194,009
- Insurance and pension income		13,843,207	12,577,830
- Insurance and pension expenses		(12,096,400)	(11,383,821)
Other operating income		**584,768**	**806,947**
Expected loss on loans and advances	11	(6,817,639)	(6,885,623)
Expected loss on other financial assets	8 and 9	(291,413)	(186,166)
Personnel expenses	33	(5,274,886)	(5,141,744)
Other administrative expenses	34	(3,913,278)	(3,751,903)
Depreciation and amortization	35	(1,519,257)	(1,569,404)
Other operating income/(expenses)	36	(3,370,025)	(2,412,873)
Other operating expense		**(21,186,498)**	**(19,947,713)**
Income before income taxes and share of profit of associates and joint ventures		**3,836,309**	**5,879,588**
Share of profit of associates and joint ventures	13	464,155	396,000
Income before income taxes		**4,300,464**	**6,275,588**
Income tax benefit / (expense)	37	(97,696)	(801,778)
Net income		**4,202,768**	**5,473,810**
Attributable to shareholders:			
Shareholders of the parent		4,120,943	5,399,792
Non-controlling interests		81,825	74,018
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):			
– Earnings per common share	26	0.37	0.48
– Earnings per preferred share	26	0.41	0.53

The Notes are an integral part of the Consolidated Financial Statements.

	Note	R$ thousands	
		Three-month period ended on March 31	
		2024	2023
Net income for the period		**4,202,768**	**5,473,810**
Items that are or may be reclassified to the consolidated statement of income			
Financial assets at fair value through other comprehensive income			
- Net change in fair value		(1,709,565)	2,987,090
- Gains/(losses) reclassified to profit or loss	30	(87,916)	416,727
- Tax effect		856,073	(1,314,769)
Unrealized gains/(losses) on hedge	7		
- Cash flow hedge		84,949	197,883
- Hedge of investment abroad		(189,173)	(52,534)
- Tax effect		50,291	(67,980)
Foreign exchange differences on translations of foreign operations			
Foreign currency translation differences of foreign operations		98,327	31,442
Items that will not be reclassified to the consolidated statement of income			
Net change in fair value of equity instruments at fair value through other comprehensive income		(1,424,044)	(1,989,857)
Tax effect		498,989	713,289
Other		143,747	(231,758)
Total other comprehensive income		**(1,678,322)**	**689,533**
Total comprehensive income		**2,524,446**	**6,163,343**
Attributable to shareholders:			
Shareholders of the parent		2,442,621	6,089,325
Non-controlling interests		81,825	74,018

The Notes are an integral part of the Consolidated Financial Statements.

R$ thousands

	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income	Accumulated profits/ losses	Equity attributable to controlling shareholders of the parent	Non-controlling shareholders	Total
				Legal	Statutory						
Balance on December 31, 2022	**87,100,000**	**(224,377)**	**35,973**	**12,584,615**	**60,558,807**	**70,496**	**(718,287)**	**127,704**	**159,534,931**	**475,906**	**160,010,837**
Net income	-	-	-	-	-	-	-	5,399,792	5,399,792	74,018	5,473,810
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	889,849	-	889,849	-	889,849
Foreign currency translation adjustment	-	-	-	-	-	-	31,442	-	31,442	-	31,442
Other	-	-	-	-	-	-	(231,758)	(260,306)	(492,064)	-	(492,064)
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**689,533**	**5,139,486**	**5,829,019**	**74,018**	**5,903,037**
Capital increase with reserves	-	-	-	-	-	-	-	-	-	10,361	10,361
Transfers to reserves	-	-	-	214,015	1,188,336	-	-	(1,402,351)	-	-	-
Interest on equity	-	-	-	-	-	-	-	(2,877,953)	(2,877,953)	-	(2,877,953)
Balance on March 31, 2023	**87,100,000**	**(224,377)**	**35,973**	**12,798,630**	**61,747,143**	**70,496**	**(28,754)**	**986,886**	**162,485,997**	**560,285**	**163,046,282**
Balance on December 31, 2023	**87,100,000**	**-**	**35,973**	**13,340,705**	**63,389,338**	**70,496**	**3,159,773**	**(765,320)**	**166,330,965**	**683,159**	**167,014,124**
Net income	-	-	-	-	-	-	-	4,120,943	4,120,943	81,825	4,202,768
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(1,945,117)	-	(1,945,117)	-	(1,945,117)
Foreign currency translation adjustment	-	-	-	-	-	-	98,327	-	98,327	-	98,327
Other	-	-	-	-	-	-	143,747	24,721	168,468	-	168,468
Comprehensive income	**-**	**-**	**-**	**-**	**-**	**-**	**(1,703,043)**	**4,145,664**	**2,442,621**	**81,825**	**2,524,446**
Increase of non-controlling shareholders' interest	-	-	-	-	-	-	-	-	-	(4,002)	(4,002)
Transfers to reserves	-	-	-	210,544	1,384,726	-	-	(1,595,270)	-	-	-
Acquisition of treasury shares	-	(293,398)	-	-	-	-	-	-	(293,398)	-	(293,398)
Interest on equity	-	-	-	-	-	-	-	(2,615,616)	(2,615,616)	(126,646)	(2,742,262)
Balance on March 31, 2024	**87,100,000**	**(293,398)**	**35,973**	**13,551,249**	**64,774,064**	**70,496**	**1,456,730**	**(830,542)**	**165,864,572**	**634,336**	**166,498,908**

The Notes are an integral part of the Consolidated Financial Statements.

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Operating activities		
Income before income taxes	**4,300,464**	**6,275,587**
Adjustments to reconcile income before income tax to net cash flow from operating activities:		
Expected loss on loans and advances	6,817,639	6,885,623
Change in insurance contract liabilities	11,739,791	9,242,118
Net Gains/(Losses) on financial assets at fair value through other comprehensive income	87,916	(416,727)
Expenses with provisions and contingent liabilities	1,417,543	566,741
(Gain)/Loss due to impairment of assets	291,413	186,166
Depreciation	624,056	689,221
Amortization of intangible assets	1,033,059	996,303
Share of profit of associates and joint ventures	(464,155)	(396,000)
(Gains)/Losses on disposal of non-current assets held for sale	(1,645)	(23,800)
(Gains)/Losses from disposal of property and equipment	(17,407)	(30,245)
(Gains)/Losses on the sale of investments in associates	11,645	9,012
Effect of changes in foreign exchange rates on cash and cash equivalents	190,229	(198,302)
(Increase)/Decrease in assets	**(43,951,385)**	**(58,515,392)**
Compulsory deposits with the Central Bank	4,657,138	(1,519,094)
Loans and advances to financial institutions	3,148,870	(4,848,064)
Loans and advances to customers	(41,377,398)	(19,248,112)
Financial assets at fair value through profit or loss	11,061,807	(17,794,477)
Other assets	(21,441,802)	(15,105,645)
(Increase)/Decrease in liabilities	**34,026,551**	**52,493,294**
Deposits from banks	18,405,033	21,255,874
Deposits from customers	(4,110,010)	7,740,650
Financial liabilities at fair value through profit or loss	10,953,978	12,818,017
Insurance contract liabilities	(2,889,773)	9,049
Other provisions	(1,886,908)	(1,931,485)
Other liabilities	13,554,231	12,601,189
Cash generated by operations	**16,105,714**	**17,763,599**
Interest received on financial assets at FVTPL and amortized costs	23,671,789	26,328,306
Interest paid	(19,958,425)	(20,797,844)
Income tax and social contribution paid	(2,135,802)	(2,284,828)
Net cash provided by/(used in) operating activities	**17,683,276**	**21,009,233**
Investing activities		
(Acquisitions) of subsidiaries, net of cash and cash equivalents	-	(84,767)
(Acquisition) of financial assets at fair value through other comprehensive income	(16,649,702)	(15,201,721)
Disposal of financial assets at fair value through other comprehensive income	14,797,503	57,859,119
Maturity of financial assets at amortized cost	14,227,995	7,773,604
(Acquisition) of financial assets at amortized cost	(16,301,846)	(10,457,559)
Disposal of non-current assets held for sale	151,946	118,037
(Acquisitions) of investments in associates	-	(14,333)
Dividends and interest on equity received	72,468	72,439
(Acquisition) of property and equipment	(383,241)	(709,109)
Proceeds from sale of property and equipment	177,312	631,218
(Acquisition) of intangible assets	(1,373,809)	(1,834,782)
Interest received on financial assets at FVTPL and amortized costs	8,061,688	13,360,885
Net cash provided by / (used in) investing activities	**2,780,314**	**51,513,031**
Financing activities		
Funds from securities issued	22,110,088	19,210,620
Payments on securities issued	(16,835,596)	(12,012,342)
Payments on subordinated debts	(297,329)	(2,504,671)
Lease payments	(366,928)	(416,316)
Non-controlling shareholders'	(130,648)	10,361

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Interest paid on financing liabilities	(4,739,529)	(9,572,455)
Interest on equity/dividends paid	(504,098)	(5,675,916)
Acquisition of treasury shares	(293,398)	-
Net cash provided by/(used in) financing activities	**(1,057,438)**	**(10,960,719)**
(Decrease)/Increase in cash and cash equivalents	**19,406,152**	**61,561,545**
Cash and cash equivalents		
At the beginning of the period	186,790,580	126,185,421
Effect of changes in foreign exchange rates on cash and cash equivalents	(190,229)	198,302
At period end	206,006,503	187,945,268
(Decrease)/Increase in cash and cash equivalents	**19,406,152**	**61,561,545**

The Notes are an integral part of the Consolidated Financial Statements.

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group") is a publicly traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank is subject to the Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, investment fund management and consortium administration. The insurance segment covers life, pension, health and non-life portfolio.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Company was originally listed on the São Paulo Stock Exchange ("B3") and then subsequently on the New York Stock Exchange ("NYSE").

The consolidated financial statements were approved by the Board of Directors on April 30, 2024.

2) MATERIAL ACCOUNTING POLICIES

These consolidated interim financial statements (condensed) were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions including, but not limited to: adjustments to the provision for expected losses; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on non-financial assets; the useful life of intangible assets; evaluation of the realization of deferred tax assets; assumptions for the calculation of insurance contract liabilities; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

The condensed consolidated interim financial statements were prepared in accordance with the policies and criteria adopted for the annual consolidated financial statements for the year ended December 31, 2023 and must be analyzed together with such statements.

Some numbers included in these consoliated financial statements have been subject to rounding adjustments. Therefore, the values indicated as totals in some tables may not be the arithmetic sum of the numbers that precede them.

a) Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Financial Sector – Brazil						
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	São Paulo - Brazil	Asset management	100.00%	100.00%	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	51.00%	51.00%	51.00%	51.00%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%	100.00%	100.00%
Financial Sector – Overseas						
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1) (2)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd. (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (3)	Jalisco - Mexico	Cards	100.00%	100.00%	100.00%	100.00%
Bradesco Bank (4)	Florida - United States	Banking	100.00%	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil						
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%	100.00%	100.00%

	Headquarters' location	Activity	Equity interest		Total participation of the Voting Capital	
			On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%	100.00%	100.00%
Odontoprev S.A. (5)	São Paulo - Brazil	Dental care	52.89%	52.89%	52.89%	52.89%
Insurance - Overseas						
Bradesco Argentina de Seguros S.A. (1) (5)	Buenos Aires - Argentina	Insurance	99.98%	99.98%	99.98%	99.98%
Other Activities - Brazil						
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%	100.00%	100.00%
Investment Funds (6)						
Bradesco FI RF Credito Privado Master	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Master II Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Priv Performance FICFI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Cred Privado Master Premium	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF Cred. Priv. Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI RF Máster III Previdência	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco Private PB FIC FI RF Cred. Priv.PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FI Referenciado DI Master	São Paulo - Brazil	Investment Fund	99.37%	100.00%	99.37%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%
Bradesco FIC FI RF A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of receivables received overseas;
(3) The functional currency of this company is the Mexican Peso;
(4) The functional currency of this company is the US Dollar;
(5) Accounting information used with date lag of up to 60 days; and
(6) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2024

Amendments to IAS 1 - Presentation of Financial Statements

Additionally, the amendments to IAS 1 issued in October 2022, aim to improve the information disclosed about non-current debts with covenants, so that users of the financial statements understand the risk of such debts being settled in advance. Additionally, they were carried out changes that aim to address some concerns raised by users of the financial statements, due to the application of the changes for the Classification of Liabilities as Current and Non-Current, issued in 2020. Early adoption is allowed. The changes took effect from January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

Amendments to IFRS 16 - Leases

The changes, issued in September 2022, provide for the addition of requirements on how an entity accounts for a sale of an asset when it leases that same asset back (leaseback), after the initial date of the transaction. In summary, the seller-lessee shall not recognize any gain or loss relating to the right of use retained by it. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

Amendments to IAS 7 and IFRS 7 - Statements of Financial Instruments and Cash Flows: Disclosure

The changes refer to the disclosure of information on financial agreements with suppliers that will allow users of the Financial Statements to evaluate their effects on the entity's liabilities and cash flows, in addition to their exposure to the liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024. It was concluded that there were no impacts with the initial application of this revised standard.

b) Standards, amendments and interpretations of standards applicable in future periods

Changes to IAS 21 – Lack of Convertibility Between Currencies

The amendments, issued in August 2023, require that useful and complete information be provided in a company's financial statements when one currency cannot be converted into another. The standard establishes that companies adopt a uniform approach when evaluating the possibility of conversion between different currencies. If conversion is not possible, an exchange rate must be determined to be used and this situation must be disclosed appropriately. These changes come into force from January 1, 2025 and the Organization concluded that there will be no initial impacts with the application of this standard.

New IFRS 18 - Presentation and Disclosure in Financial Statements

The new standard, issued in April 2024, replaces IAS 1 - Presentation of Financial Statements and introduces new requirements to improve the disclosure of companies' financial performance, such as: Three categories defined for income and expenses – operational, investments and financing – and new subtotals defined, including operating profit; Disclosure of information on company-specific indicators related to the income statement, called performance measures defined by management; Improved guidance on the organization of information and whether it should be provided in the primary financial statements or notes; Greater transparency for operating expenses; and Specific requirements on how companies, such as banks and insurance companies, classify income and expenses in the operating category. IFRS 18 will come into force on January 1, 2027. The Organization is evaluating the impacts of the new standard.

4) ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments that may affect the reported carrying amounts of assets and liabilities in the next year, with the assumptions determined in accordance with the applicable standard.

Such estimates and judgments are evaluated on an ongoing basis, based on our historical experience and among other factors, including expectations of future events, considered reasonable under current circumstances.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements are included in the following notes:

- Note 13 Consolidation: whether the Group has de facto control over the investee; and equity-accounted investees: whether the Group has significant influence over the investee; and
- Note 21 - Measurement of insurance liabilities: Methodologies are used considering all relevant facts and circumstances to determine a systematic and rational method for estimating insurance contract coverage in accordance with the Premium Allocation Model (PAA), General Measurement Model (GMM/BBA) and Variable Rate Model (VFA).

Estimates

Estimates that carry a significant risk as they may have a material impact on the values of assets and liabilities in the next year, with the possibility of actual results being different from those previously established. Below is a table with the accounting estimates and their respective notes:

Accounting estimates	Note
• Fair value of financial instruments (Level II and III)	6 / 8 / 29 / 30 and 40.4
• Expected credit loss	10 / 11 and 40.1
• Impairment of intangible assets and goodwill	15
• Insurance contract liabilities	21
• Other provisions	22
• Realization of deferred income tax	37

For more details on these accounting judgments and estimates, see note 2 and 4 of the Consolidated Financial Statements as of December 31, 2023.

5) CASH, CASH EQUIVALENTS AND BALANCES WITH BANKS

a) Cash, cash equivalents and balances with banks

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Cash and due from banks in domestic currency	14,377,944	14,765,830
Cash and due from banks in foreign currency	5,000,191	2,566,314
Interbank investments (1) (a)	167,222,524	145,253,145
Discretionary deposits at the Central Bank	19,405,844	24,205,291
Cash and cash equivalents	**206,006,503**	**186,790,580**
Compulsory deposits with the Central Bank (2)	104,859,399	109,516,537
Cash, cash equivalents and balances with banks (b)	**310,865,902**	**296,307,117**
Cash and balances with banks (b) - (a)	**143,643,378**	**151,053,972**

(1) Refers to operations whose maturity on the effective investment date is equal to or less than 90 days and present an insignificant risk of change. In the statement of financial position these are presented as 'loans and advances to financial institutions' – refer to note 10; and
(2) Compulsory deposits with the Central Bank of Brazil refers to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Financial assets		
Brazilian government bonds	267,453,829	282,586,266
Bank debt securities	38,474,727	43,844,816
Corporate debt and marketable equity securities	36,784,296	36,257,756
Mutual funds	9,824,843	9,323,075
Brazilian sovereign bonds	131,727	54,167
Foreign governments securities	124,046	118,948
Derivative financial instruments	23,743,102	15,413,349
Total	**376,536,570**	**387,598,377**

b) Maturity

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Maturity of up to one year	69,771,743	95,034,235
Maturity of one to five years	222,250,369	201,297,811
Maturity of five to 10 years	50,879,837	58,350,432
Maturity of over 10 years	8,114,120	7,911,872
No stated maturity	25,520,501	25,004,027
Total	**376,536,570**	**387,598,377**

The financial instruments pledged as collateral classified as "Financial assets at fair value through profit or loss", totaled R$6,784,753 thousand on March 31, 2024 (R$32,772,513 thousand on December 31, 2023), being composed primarily of Brazilian government bonds.

c) Liabilities at fair value through profit or loss

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Derivative financial instruments	26,496,198	15,542,220
Total	**26,496,198**	**15,542,220**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

R$ thousands

	On March 31, 2024					On December 31, 2023				
	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value	Notional value	Net notional value (3)	Amortized cost	Fair value adjustment	Fair value
Futures contracts										
Purchase commitments:	**143,912,986**	-	-	-	-	**164,372,715**		-	-	-
- Interbank market	100,655,108	-	-	-	-	132,161,908	-	-	-	-
- Foreign currency	22,343,262	-	-	-	-	14,481,278	-	-	-	-
- Other	20,914,616	2,484,881	-	-	-	17,729,529	10,106,786	-	-	-
Sale commitments:	**234,560,845**		-	-	-	**220,715,317**		-	-	-
- Interbank market (1)	166,030,229	65,375,121	-	-	-	163,879,990	31,718,082	-	-	-
- Foreign currency (2)	50,100,881	27,757,619	-	-	-	49,212,584	34,731,306	-	-	-
- Other	18,429,735	-	-	-	-	7,622,743	-	-	-	-
Option contracts										
Purchase commitments:	**1,020,201,038**		**2,865,261**	**68,889**	**2,934,150**	**1,030,322,549**		**3,175,395**	**257,087**	**3,432,482**
- Interbank market	772,013,697	5,404,478	2,152,564	-	2,152,564	928,351,318	9,300,669	2,354,374	-	2,354,374
- Foreign currency	6,198,102	1,913,266	64,312	(28,588)	35,724	4,580,443	6,539	77,305	20,244	97,549
- Other	241,989,239	2,501,873	648,385	97,477	745,862	97,390,788	-	743,716	236,843	980,559
Sale commitments:	**1,010,381,421**		**(4,678,326)**	**158,899**	**(4,519,427)**	**1,022,551,043**		**(2,071,414)**	**(165,205)**	**(2,236,619)**
- Interbank market	766,609,219	-	(243,843)	-	(243,843)	919,050,649	-	(719,366)	-	(719,366)
- Foreign currency	4,284,836	-	(50,731)	38,669	(12,062)	4,573,904	-	(68,382)	47,472	(20,910)
- Other	239,487,366	-	(4,383,752)	120,230	(4,263,522)	98,926,490	1,535,702	(1,283,666)	(212,677)	(1,496,343)
Forward contracts										
Purchase commitments:	**51,651,912**		**155,603**	**(3,113)**	**152,490**	**34,113,304**		**(855,134)**	**(3,953)**	**(859,087)**
- Foreign currency	44,398,498	13,460,410	(259,904)	428	(259,476)	33,043,985	8,345,257	(849,505)	(551)	(850,056)
- Other	7,253,414	60,953	415,507	(3,541)	411,966	1,069,319	-	(5,629)	(3,402)	(9,031)
Sale commitments:	**38,130,549**		**(187,204)**	**(7,279)**	**(194,483)**	**28,256,407**		**772,080**	**(8,496)**	**763,584**
- Foreign currency (2)	30,938,088	-	149,604	(231)	149,373	24,698,728	-	449,969	-	449,969
- Other	7,192,461	-	(336,808)	(7,048)	(343,856)	3,557,679	2,488,360	322,111	(8,496)	313,615
Swap contracts										
Assets (long position):	**833,888,392**		**5,317,848**	**1,300,930**	**6,618,778**	**786,364,992**		**6,973,332**	**828,588**	**7,801,920**
- Interbank market	52,222,361	-	626,858	914,475	1,541,333	45,590,283	13,012,809	1,799,507	1,093,110	2,892,617
- Fixed rate	524,948,289	42,519,187	856,832	29,905	886,737	541,219,843	102,880,024	1,389,077	(5,992)	1,383,085
- Foreign currency	245,417,508	177,202,726	2,905,979	29,032	2,935,011	194,344,754	-	2,960,898	(345,557)	2,615,341

										R$ thousands
	On March 31, 2024					**On December 31, 2023**				
	Notional value	**Net notional value (3)**	**Amortized cost**	**Fair value adjustment**	**Fair value**	**Notional value**	**Net notional value (3)**	**Amortized cost**	**Fair value adjustment**	**Fair value**
- IGPM (General Index of market pricing)	69,503	-	48,922	2,196	51,118	87,639	-	74,582	3,334	77,916
- Other	11,230,731	5,029,283	879,257	325,322	1,204,579	5,122,473	-	749,268	83,693	832,961
Liabilities (short position):	**758,509,973**		**(6,540,996)**	**(1,203,608)**	**(7,744,604)**	**783,299,290**		**(8,124,013)**	**(907,138)**	**(9,031,151)**
- Interbank market	201,475,361	149,253,000	(1,268,501)	(640,479)	(1,908,980)	32,577,474	-	(1,721,999)	(1,190,305)	(2,912,304)
- Fixed rate	482,429,102	-	(1,411,649)	(409,798)	(1,821,447)	438,339,819	-	(1,734,296)	(614,622)	(2,348,918)
- Foreign currency	68,214,782	-	(2,726,374)	(147,801)	(2,874,175)	284,842,617	90,497,863	(2,985,854)	(109,307)	(3,095,161)
- IGPM (General Index of market pricing)	189,280	119,777	(231,245)	(11,343)	(242,588)	190,560	102,921	(238,476)	(13,896)	(252,372)
- Other	6,201,448	-	(903,227)	5,813	(897,414)	27,348,820	22,226,347	(1,443,388)	1,020,992	(422,396)
Total	**4,091,237,116**		**(3,067,814)**	**314,718**	**(2,753,096)**	**4,069,995,617**		**(129,754)**	**883**	**(128,871)**

Derivatives include operations maturing in D+1 (day after reporting date).

(1) Includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$124,731,306 thousand (R$102,934,940 thousand on December 31, 2023); and (ii) accounting cash flow hedges to protect DI-indexed (Interbank Deposit Rate) investments totaling R$20,878,475 thousand (R$44,821,117 thousand on December 31, 2023);

(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad total R$32,496,909 thousand (R$31,320,736 thousand on December 31, 2023); and

(3) Reflects the net notional value of derivatives of the same type with the same underlying risk.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Risk received in credit swaps - Notional	**2,115,666**	**2,044,989**
- Debt securities issued by companies	663,620	637,962
- Brazilian government bonds	834,016	808,158
- Foreign government bonds	618,030	598,869
Risk transferred in credit swaps - Notional	**(1,338,982)**	**(1,297,469)**
- Brazilian government bonds	(729,445)	(706,830)
- Foreign government bonds	(609,537)	(590,639)
Total net credit risk value	**776,684**	**747,520**

The contracts related to credit derivative transactions described above are due in 2028. There were no credit events, as defined in the agreements, during the period.

The Company has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates, which impact the operating results of the Company. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the statement of income.

	R$ thousands			
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	20,878,475	21,108,026	90,696	49,883
Hedge of interest payments on funding (1)	124,731,306	124,949,724	(703,046)	(386,675)
Total on March 31, 2024	**145,609,781**	**146,057,750**	**(612,350)**	**(336,792)**
Hedge of interest receipts from investments in securities (1)	44,821,117	45,285,081	138,891	76,390
Hedge of interest payments on funding (1)	102,934,940	103,287,896	(779,599)	(428,779)
Total on December 31, 2023	**147,756,057**	**148,572,977**	**(640,708)**	**(352,389)**

(1) Refers to the DI interest rate risk, using DI Futures contracts in B3 and Swaps, with the maturity dates until 2027, making the cash flow fixed.

In December 2021, Bradesco terminated some hedge accounting instruments to protect cash flows. The fair value changes of these hedging instruments, previously recorded in accumulated OCI, will be appropriated to profit or loss, according to the

result of the hedged item. For the first quarter of 2024, the amount of R$610,826 thousand was reclassified to the statement of income, net of tax effects. The accumulated balance in OCI on March 31, 2024 is R$103,237 thousand, this amount will be appropriated to profit or loss until the year 2027.

There were no gains/(losses) related to the cash flow accounting hedge, recorded in profit or loss for the first quarter of 2024 (R$181 thousand on March 31, 2023).

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Group. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of accumulated OCI, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the statement of income.

	R$ thousands			
Strategy	Hedge instrument nominal value	Hedge object book value	Accumulated fair value adjustments in shareholders' equity (gross of tax effects)	Accumulated fair value adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	4,744,743	4,582,425	(891,901)	(467,735)
Total on March 31, 2024	**4,744,743**	**4,582,425**	**(891,901)**	**(467,735)**
Hedge of exchange variation on future cash flows (1)	4,477,297	4,149,708	(702,728)	(368,528)
Total on December 31, 2023	**4,477,297**	**4,149,708**	**(702,728)**	**(368,528)**

(1) For subsidiaries with functional currency is different from the *Real*, using Forward and Futures contracts of US dollar, with the objective of hedging the foreign investment referenced to MXN (Mexican Peso) and US$ (American Dollar).

The gains/(losses) related to the ineffectiveness of the hedge of foreign operations, recorded in profit or loss, for the first quarter of 2024 was R$(1,396) thousand (R$(34,558) thousand in 2023).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Group, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Group particularly to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in "Net gains/(losses) on financial assets and liabilities at fair value through profit or loss", in the consolidated statement of income.

Offsetting of financial assets and liabilities

A financial asset and a financial liability are offset and their net value presented in the Statement of Financial Position when, and only when, there is a legally enforceable right to offset the amounts recognized and the Group intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously. The right of set-off is exercised upon the occurrence of certain events, such as the default of bank loans or other credit events.

The table below presents financial assets and liabilities subject to net settlement:

						R$ thousands
	On March 31, 2024			On December 31, 2023		
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets						
Interbank investments	204,362,147	-	204,362,147	186,599,349	-	186,599,349
Derivative financial instruments	23,743,102	-	23,743,102	15,413,349	-	15,413,349
Financial liabilities						
Securities sold under agreements to repurchase	181,553,419	-	181,553,419	169,570,218	-	169,570,218
Derivative financial instruments	26,496,198	-	26,496,198	15,542,220	-	15,542,220

In the periods on March 31, 2024 and 2023, Bradesco did not offset any financial assets and financial liabilities in its Statement of Financial Position.

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

				R$ thousands
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government bonds	188,303,536	2,672,721	(3,573,108)	187,403,149
Corporate debt securities	1,775,203	23,957	(46,834)	1,752,326
Bank debt securities	5,790,464	20,544	(65,668)	5,745,340
Brazilian government bonds issued abroad	6,916,743	255,523	(69,615)	7,102,651
Foreign governments securities	5,413,525	2,895	(3,083)	5,413,337
Mutual funds	3,196,620	39,535	(152,914)	3,083,241
Marketable equity securities and other stocks	6,704,952	474,034	(1,936,139)	5,242,847
Balance on March 31, 2024	**218,101,043**	**3,489,209**	**(5,847,361)**	**215,742,891**
Brazilian government bonds	181,505,226	4,177,028	(2,473,306)	183,208,948
Corporate debt securities	1,389,653	26,930	(46,617)	1,369,966
Bank debt securities	6,400,767	10,895	(30,304)	6,381,358
Brazilian government bonds issued abroad	6,412,372	292,990	(35,319)	6,670,043
Foreign governments securities	7,404,614	2,690	(2,549)	7,404,755
Mutual funds	2,407,603	33,609	(158,249)	2,282,963
Marketable equity securities and other stocks	6,489,814	494,838	(1,453,079)	5,531,573
Balance on December 31, 2023	**212,010,049**	**5,038,980**	**(4,199,423)**	**212,849,606**

b) Maturity

				R$ thousands
	On March 31, 2024		On December 31, 2023	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	46,376,372	46,453,756	20,801,969	20,741,673
From 1 to 5 years	100,236,017	100,362,217	111,918,413	112,979,885
From 5 to 10 years	29,392,023	29,830,427	38,526,607	39,467,969
Over 10 years	32,195,059	30,770,403	31,865,643	31,845,543
No stated maturity	9,901,572	8,326,088	8,897,417	7,814,536
Total	**218,101,043**	**215,742,891**	**212,010,049**	**212,849,606**

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$65,447,172 thousand on March 31, 2024 (R$52,026,509 thousand on December 31, 2023), being composed mostly of Brazilian government bonds.

c) Investments in equity instruments designated at fair value through other comprehensive income

			R$ thousands
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,704,952	(1,462,105)	5,242,847
Total on March 31, 2024	**6,704,952**	**(1,462,105)**	**5,242,847**
Marketable equity securities and other stocks	6,489,814	(958,241)	5,531,573
Total on December 31, 2023	**6,489,814**	**(958,241)**	**5,531,573**

The Company adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d) Reconciliation of expected losses of financial assets at FVOCI:

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on December 31, 2022	**129,812**	**6,180**	**165,292**	**301,284**
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
New assets originated or purchased/(Assets settled or paid)	(47,783)	(762)	(65,318)	(113,863)
Expected loss of financial assets at FVOCI on March 31, 2023	**82,029**	**5,418**	**99,974**	**187,421**
Expected loss of financial assets at FVOCI on December 31, 2023	**41,160**	**2,979**	**92,745**	**136,884**
Transferred to Stage 1	-	(17)	(378)	(395)
Transferred to Stage 2	(23)	-	-	(23)
Transferred to Stage 3	(342)	-	-	(342)
Transfer from Stage 1	-	23	342	365
Transfer from Stage 2	17	-	-	17
Transfer from Stage 3	378	-	-	378
New assets originated or purchased/(Assets settled or paid)	(17,556)	110	31,682	14,236
Expected loss of financial assets at FVOCI on March 31, 2024	**23,634**	**3,095**	**124,391**	**151,120**

9) BONDS AND SECURITIES AT AMORTIZED COST

a) Securities at amortized cost

				R$ thousands
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:				
Brazilian government bonds	53,866,621	1,478,063	(3,196,889)	52,147,795
Corporate debt securities	121,724,291	1,937,112	(1,070,796)	122,590,607
Balance on March 31, 2024	**175,590,912**	**3,415,175**	**(4,267,685)**	**174,738,402**
Securities:				
Brazilian government bonds	54,282,125	4,007,277	(4,653,464)	53,635,938
Corporate debt securities	120,924,952	1,387,469	(580,298)	121,732,123
Balance on December 31, 2023 (1)	**175,207,077**	**5,394,746**	**(5,233,762)**	**175,368,061**

(1) On January 1, 2023, with the adoption of IFRS 17, Management reclassified Bonds and Securities measured at amortized cost to measured at FVOCI, in the amount of R$36,639,102 thousand. This reclassification was due to alignment of the strategy of assets related to insurance contract liabilities; and

(2) Unrealized gains and losses on assets at amortized cost have not been recognized in comprehensive income.

b) Maturity

				R$ thousands
	On March 31, 2024		On December 31, 2023	
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	49,712,363	49,682,577	26,708,054	26,853,215
From 1 to 5 years	83,835,528	84,588,648	108,111,315	108,612,106
From 5 to 10 years	17,688,901	17,676,406	17,408,132	17,311,782
Over 10 years	24,354,120	22,790,771	22,979,576	22,590,958
Total	**175,590,912**	**174,738,402**	**175,207,077**	**175,368,061**

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$36,089,312 thousand on March 31, 2024 (R$25,937,875 thousand on December 31, 2023), being composed mostly of Brazilian government bonds.

c) Reconciliation of expected losses of financial assets at amortized cost

				R$ thousands
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on December 31, 2022	**472,396**	**130,796**	**2,437,639**	**3,040,831**
Transferred to Stage 1	-	(21,397)	(1,119)	(22,516)
Transferred to Stage 2	(631)	-	(450)	(1,081)
Transferred to Stage 3	(837)	(49,943)	-	(50,780)
Transfer from Stage 1	-	631	837	1,468
Transfer from Stage 2	21,397	-	49,943	71,340
Transfer from Stage 3	1,119	450	-	1,569
New assets originated or purchased/(Assets settled or paid)	(106,344)	(3,508)	409,881	300,029
Expected loss of financial assets at amortized cost on March 31, 2023	**387,100**	**57,029**	**2,896,731**	**3,340,860**
Expected loss of financial assets at amortized cost on December 31, 2023	**370,902**	**186,825**	**4,587,539**	**5,145,266**
Transferred to Stage 1	-	(679)	(955)	(1,634)
Transferred to Stage 2	(3,273)	-	(596)	(3,869)
Transferred to Stage 3	(374)	(34,423)	-	(34,797)
Transfer from Stage 1	-	3,273	374	3,647
Transfer from Stage 2	679	-	34,423	35,102
Transfer from Stage 3	955	596	-	1,551
New assets originated or purchased/(Assets settled or paid)	150,038	66,213	60,926	277,177
Expected loss of financial assets at amortized cost on March 31, 2024	**518,927**	**221,805**	**4,681,711**	**5,422,443**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) LOANS AND ADVANCES TO FINANCIAL INSTITUTIONS

		R$ thousands
	On March 31, 2024	On December 31, 2023
Reverse repurchase agreements (1)	204,362,147	186,599,349
Loans to financial institutions	19,563,377	18,504,300
Expected credit loss	(873)	(990)
Total	**223,924,651**	**205,102,659**

(1) On March 31, 2024, it included financial investments given in guarantee in the amount of R$140,463,848 thousand (R$127,843,191 thousand on December 31, 2023).

11) LOANS AND ADVANCES TO CUSTOMERS

a) Loans and advances to customers by type of product

		R$ thousands
	On March 31, 2024	On December 31, 2023
Companies	**270,840,313**	**269,421,350**
- Financing and On-lending	**110,846,342**	**104,729,799**
- Financing and export	35,057,309	28,957,241
- Housing loans	25,303,459	24,534,805
- Onlending BNDES/Finame	16,261,977	17,515,937
- Vehicle loans	22,276,933	22,316,453
- Import	7,336,794	7,183,123
- Leases	4,609,870	4,222,240
- Borrowings	**146,245,139**	**151,245,208**
- Working capital	80,664,995	82,843,536
- Rural loans	11,727,118	12,807,395
- Other	53,853,026	55,594,277
- Limit operations (1)	**13,748,832**	**13,446,343**
- Credit card	7,920,962	8,003,405
- Overdraft for corporates/Individuals	5,827,870	5,442,938
Individuals	**366,984,849**	**360,265,349**
- Financing and On-lending	**129,514,486**	**127,765,221**
- Housing loans	90,952,574	89,315,143
- Vehicle loans	31,526,473	31,408,501
- Onlending BNDES/Finame	6,838,888	6,866,782
- Other	196,551	174,795
- Borrowings	**162,892,996**	**155,605,725**
- Payroll-deductible loans	94,063,871	90,960,703
- Personal credit	34,819,736	31,309,283
- Rural loans	13,115,020	12,534,155
- Other	20,894,369	20,801,584
- Limit operations (1)	**74,577,367**	**76,894,403**
- Credit card	69,009,595	71,926,643
- Overdraft for corporates/Individuals	5,567,772	4,967,760
Total portfolio	**637,825,162**	**629,686,699**
Expected credit loss	**(47,711,707)**	**(50,184,880)**
Total of net loans and advances to customers	**590,113,455**	**579,501,819**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid.

b) Finance Lease Receivables

Loans and advances to customers include the following finance lease receivables.

		R$ thousands
	On March 31, 2024	On December 31, 2023
Gross investments in finance lease receivables:		
Up to one year	1,843,869	1,681,751
From one to five years	2,816,847	2,581,232
Over five years	136,997	131,390
Impairment loss on finance lease receivables	(46,082)	(46,144)
Net investment	**4,751,631**	**4,348,229**
Net investments in finance lease:		
Up to one year	1,826,009	1,663,550
From one to five years	2,791,231	2,556,255
Over five years	134,391	128,424
Total	**4,751,631**	**4,348,229**

c) Reconciliation of the gross book value of loans and advances to customers

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**230,134,580**	**(2,501,625)**	**(616,754)**	**735,409**	**9,620**	**64,077,577**	**(58,383,428)**	**-**	**233,455,379**
- Financing	97,907,233	(652,675)	(199,909)	244,271	3,826	22,196,193	(15,576,531)	-	103,922,408
- Borrowings	121,553,604	(1,557,684)	(326,862)	414,042	4,392	41,016,665	(42,818,167)	-	118,285,990
- Revolving	10,673,743	(291,266)	(89,983)	77,096	1,402	864,719	11,270	-	11,246,981
Individuals	**298,686,536**	**(5,922,766)**	**(1,318,516)**	**3,586,287**	**145,499**	**43,388,702**	**(29,808,404)**	**-**	**308,757,338**
- Financing	114,370,195	(2,083,507)	(260,244)	2,006,187	60,141	10,595,331	(7,594,992)	-	117,093,111
- Borrowings	126,474,656	(2,142,043)	(415,393)	823,283	51,084	29,951,493	(20,262,450)	-	134,480,630
- Revolving	57,841,685	(1,697,216)	(642,879)	756,817	34,274	2,841,878	(1,950,962)	-	57,183,597
Total	**528,821,116**	**(8,424,391)**	**(1,935,270)**	**4,321,696**	**155,119**	**107,466,279**	**(88,191,832)**	**-**	**542,212,717**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**12,538,317**	**(735,409)**	**(1,776,293)**	**2,501,625**	**512,440**	**3,064,160**	**(3,977,505)**	**-**	**12,127,335**
- Financing	1,909,771	(244,271)	(259,145)	652,675	4,368	82,799	(306,990)	-	1,839,207
- Borrowings	9,848,560	(414,042)	(1,274,446)	1,557,684	495,450	2,918,261	(3,582,451)	-	9,549,016
- Revolving	779,986	(77,096)	(242,702)	291,266	12,622	63,100	(88,064)	-	739,112
Individuals	**22,711,786**	**(3,586,287)**	**(3,830,797)**	**5,922,766**	**1,029,843**	**1,262,417**	**(2,201,193)**	**-**	**21,308,535**
- Financing	9,342,632	(2,006,187)	(751,167)	2,083,507	24,584	235,006	(719,098)	-	8,209,277
- Borrowings	8,719,543	(823,283)	(1,544,411)	2,142,043	885,927	858,718	(1,491,947)	-	8,746,590
- Revolving	4,649,611	(756,817)	(1,535,219)	1,697,216	119,332	168,693	9,852	-	4,352,668
Total	**35,250,103**	**(4,321,696)**	**(5,607,090)**	**8,424,391**	**1,542,283**	**4,326,577**	**(6,178,698)**	**-**	**33,435,870**

R$ thousands

Stage 3	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**26,748,453**	**(9,620)**	**(512,440)**	**616,754**	**1,776,293**	**3,232,839**	**(2,834,027)**	**(3,760,653)**	**25,257,599**
- Financing	4,912,796	(3,826)	(4,368)	199,909	259,145	20,621	(48,954)	(250,594)	5,084,729
- Borrowings	19,843,042	(4,392)	(495,450)	326,862	1,274,446	3,140,664	(2,679,360)	(2,995,682)	18,410,130
- Revolving	1,992,615	(1,402)	(12,622)	89,983	242,702	71,554	(105,713)	(514,377)	1,762,740
Individuals	**38,867,027**	**(145,499)**	**(1,029,843)**	**1,318,516**	**3,830,797**	**4,099,686**	**(3,185,806)**	**(6,835,902)**	**36,918,976**
- Financing	4,052,392	(60,141)	(24,584)	260,244	751,167	53,047	(385,276)	(434,753)	4,212,096
- Borrowings	20,411,507	(51,084)	(885,927)	415,393	1,544,411	3,722,493	(2,530,248)	(2,960,788)	19,665,757
- Revolving	14,403,128	(34,274)	(119,332)	642,879	1,535,219	324,146	(270,282)	(3,440,361)	13,041,123
Total	**65,615,480**	**(155,119)**	**(1,542,283)**	**1,935,270**	**5,607,090**	**7,332,525**	**(6,019,833)**	**(10,596,555)**	**62,176,575**

R$ thousands

Consolidated - All stages	Balance on December 31, 2023	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2024
Companies	**269,421,350**	**70,374,576**	**(65,194,960)**	**(3,760,653)**	**270,840,313**
- Financing	104,729,800	22,299,613	(15,932,475)	(250,594)	110,846,344
- Borrowings	151,245,206	47,075,590	(49,079,978)	(2,995,682)	146,245,136
- Revolving	13,446,344	999,373	(182,507)	(514,377)	13,748,833
Individuals	**360,265,349**	**48,750,805**	**(35,195,403)**	**(6,835,902)**	**366,984,849**
- Financing	127,765,219	10,883,384	(8,699,366)	(434,753)	129,514,484
- Borrowings	155,605,706	34,532,704	(24,284,645)	(2,960,788)	162,892,977
- Revolving	76,894,424	3,334,717	(2,211,392)	(3,440,361)	74,577,388
Total	**629,686,699**	**119,125,381**	**(100,390,363)**	**(10,596,555)**	**637,825,162**

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	**260,930,040**	**(4,164,370)**	**(795,195)**	**586,075**	**24,853**	**57,819,793**	**(73,507,006)**	**-**	**240,894,190**
- Financing	104,459,244	(780,025)	(99,916)	157,713	5,562	19,081,783	(19,857,857)	-	102,966,504
- Borrowings	144,212,730	(2,835,276)	(541,209)	364,712	14,690	37,496,091	(53,278,034)	-	125,433,704
- Revolving	12,258,066	(549,069)	(154,070)	63,650	4,601	1,241,919	(371,115)	-	12,493,982
Individuals	**292,656,355**	**(10,663,540)**	**(1,504,821)**	**4,137,156**	**209,440**	**35,191,451**	**(28,456,331)**	**-**	**291,569,710**
- Financing	109,442,423	(4,275,551)	(156,045)	2,294,683	24,035	9,833,313	(8,477,800)	-	108,685,058
- Borrowings	125,648,075	(3,426,020)	(510,683)	877,703	88,064	22,109,095	(19,279,050)	-	125,507,184
- Revolving	57,565,857	(2,961,969)	(838,093)	964,770	97,341	3,249,043	(699,481)	-	57,377,468
Total	**553,586,395**	**(14,827,910)**	**(2,300,016)**	**4,723,231**	**234,293**	**93,011,244**	**(101,963,337)**	**-**	**532,463,900**

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	**10,397,088**	**(586,075)**	**(2,611,915)**	**4,164,370**	**171,506**	**1,465,478**	**(2,513,977)**	**-**	**10,486,475**
- Financing	2,098,408	(157,713)	(289,096)	780,025	1,377	115,183	(346,674)	-	2,201,510
- Borrowings	7,289,645	(364,712)	(1,971,140)	2,835,276	158,594	1,267,019	(2,051,498)	-	7,163,184
- Revolving	1,009,035	(63,650)	(351,679)	549,069	11,535	83,276	(115,805)	-	1,121,781
Individuals	**31,531,058**	**(4,137,156)**	**(5,609,059)**	**10,663,540**	**570,086**	**2,895,789**	**(3,715,239)**	**-**	**32,199,019**
- Financing	13,494,747	(2,294,683)	(835,147)	4,275,551	23,995	874,281	(1,243,931)	-	14,294,813
- Borrowings	10,764,215	(877,703)	(2,404,044)	3,426,020	399,822	1,656,651	(2,566,660)	-	10,398,301
- Revolving	7,272,096	(964,770)	(2,369,868)	2,961,969	146,269	364,857	95,352	-	7,505,905
Total	**41,928,146**	**(4,723,231)**	**(8,220,974)**	**14,827,910**	**741,592**	**4,361,267**	**(6,229,216)**	**-**	**42,685,494**

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	**27,927,899**	**(24,853)**	**(171,506)**	**795,195**	**2,611,915**	**4,143,981**	**(2,082,592)**	**(3,403,212)**	**29,796,827**
- Financing	5,049,959	(5,562)	(1,377)	99,916	289,096	48,450	(231,002)	(199,809)	5,049,671
- Borrowings	21,410,798	(14,690)	(158,594)	541,209	1,971,140	3,955,485	(1,786,195)	(2,964,410)	22,954,743
- Revolving	1,467,142	(4,601)	(11,535)	154,070	351,679	140,046	(65,395)	(238,993)	1,792,413
Individuals	**33,424,124**	**(209,440)**	**(570,086)**	**1,504,821**	**5,609,059**	**5,834,414**	**(2,941,051)**	**(4,585,230)**	**38,066,611**
- Financing	3,057,379	(24,035)	(23,995)	156,045	835,147	92,768	(415,795)	(352,470)	3,325,044
- Borrowings	19,640,162	(88,064)	(399,822)	510,683	2,404,044	5,214,784	(2,902,005)	(3,238,035)	21,141,747
- Revolving	10,726,583	(97,341)	(146,269)	838,093	2,369,868	526,862	376,749	(994,725)	13,599,820
Total	**61,352,023**	**(234,293)**	**(741,592)**	**2,300,016**	**8,220,974**	**9,978,395**	**(5,023,643)**	**(7,988,442)**	**67,863,438**

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Maturities/Early Settlements	(Write off)	Balance on March 31, 2023
Companies	**299,255,027**	**63,429,252**	**(78,103,575)**	**(3,403,212)**	**281,177,492**
- Financing	111,607,611	19,245,416	(20,435,533)	(199,809)	110,217,685
- Borrowings	172,913,173	42,718,595	(57,115,727)	(2,964,410)	155,551,631
- Revolving	14,734,243	1,465,241	(552,315)	(238,993)	15,408,176
Individuals	**357,611,537**	**43,921,654**	**(35,112,621)**	**(4,585,230)**	**361,835,340**
- Financing	125,994,549	10,800,362	(10,137,526)	(352,470)	126,304,915
- Borrowings	156,052,452	28,980,530	(24,747,715)	(3,238,035)	157,047,232
- Revolving	75,564,536	4,140,762	(227,380)	(994,725)	78,483,193
Total	**656,866,564**	**107,350,906**	**(113,216,196)**	**(7,988,442)**	**643,012,832**

d) Reconciliation of expected losses from loans and advances to customers

(Consider expected losses on loans, commitments to be released and financial guarantees provided)

R$ thousands

Stage 1	Balance on December 31, 2023	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**3,710,730**	**(152,438)**	**(66,568)**	**161,354**	**4,536**	**773,836**	**(707,718)**	**-**	**3,723,732**
- Financing	1,269,857	(16,679)	(4,988)	72,518	1,570	158,033	(209,588)	-	1,270,723
- Borrowings	1,919,049	(118,092)	(51,289)	82,211	2,145	574,989	(481,129)	-	1,927,884
- Revolving	521,824	(17,667)	(10,291)	6,625	821	40,814	(17,001)	-	525,125
Individuals	**6,245,565**	**(256,583)**	**(112,326)**	**278,091**	**71,940**	**865,508**	**(970,322)**	**-**	**6,121,873**
- Financing	437,273	(33,801)	(9,079)	85,096	13,456	60,165	(144,783)	-	408,327
- Borrowings	2,457,473	(121,707)	(60,097)	133,001	28,209	602,486	(580,992)	-	2,458,373
- Revolving	3,350,819	(101,075)	(43,150)	59,994	30,275	202,857	(244,547)	-	3,255,173
Total	**9,956,295**	**(409,021)**	**(178,894)**	**439,445**	**76,476**	**1,639,344**	**(1,678,040)**	**-**	**9,845,605**

R$ thousands

Stage 2	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**2,407,449**	**(161,354)**	**(783,669)**	**152,438**	**205,154**	**415,927**	**(231,565)**	**-**	**2,004,380**
- Financing	277,782	(72,518)	(73,537)	16,679	1,774	11,189	63,837	-	225,206
- Borrowings	1,968,250	(82,211)	(620,568)	118,092	198,547	396,387	(351,517)	-	1,626,980
- Revolving	161,417	(6,625)	(89,564)	17,667	4,833	8,351	56,115	-	152,194
Individuals	**3,073,021**	**(278,091)**	**(1,236,660)**	**256,583**	**403,125**	**183,141**	**441,754**	**-**	**2,842,873**
- Financing	468,003	(85,096)	(93,232)	33,801	5,803	10,728	39,142	-	379,149
- Borrowings	1,860,757	(133,001)	(669,380)	121,707	345,908	139,110	108,353	-	1,773,454
- Revolving	744,261	(59,994)	(474,048)	101,075	51,414	33,303	294,259	-	690,270
Total	**5,480,470**	**(439,445)**	**(2,020,329)**	**409,021**	**608,279**	**599,068**	**210,189**	**-**	**4,847,253**

R$ thousands

Stage 3	Balance on December 31, 2023	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**17,045,918**	**(4,536)**	**(205,154)**	**66,568**	**783,669**	**1,574,647**	**954,937**	**(3,760,653)**	**16,455,396**
- Financing	2,405,662	(1,570)	(1,774)	4,988	73,537	12,232	173,229	(250,594)	2,415,710
- Borrowings	13,348,041	(2,145)	(198,547)	51,289	620,568	1,531,182	541,996	(2,995,682)	12,896,702
- Revolving	1,292,215	(821)	(4,833)	10,291	89,564	31,233	239,712	(514,377)	1,142,984
Individuals	**21,179,127**	**(71,940)**	**(403,125)**	**112,326**	**1,236,660**	**1,579,360**	**3,228,299**	**(6,835,902)**	**20,024,805**
- Financing	1,380,788	(13,456)	(5,803)	9,079	93,232	16,140	376,345	(434,753)	1,421,572
- Borrowings	10,928,409	(28,209)	(345,908)	60,097	669,380	1,398,506	932,022	(2,960,788)	10,653,509
- Revolving	8,869,930	(30,275)	(51,414)	43,150	474,048	164,714	1,919,932	(3,440,361)	7,949,724
Total	**38,225,045**	**(76,476)**	**(608,279)**	**178,894**	**2,020,329**	**3,154,007**	**4,183,236**	**(10,596,555)**	**36,480,201**

R$ thousands

Consolidated - All stages	Balance on December 31, 2023	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2024
Companies	**23,164,097**	**2,764,410**	**15,654**	**(3,760,653)**	**22,183,508**
- Financing	3,953,301	181,454	27,478	(250,594)	3,911,639
- Borrowings	17,235,340	2,502,558	(290,650)	(2,995,682)	16,451,566
- Revolving	1,975,456	80,398	278,826	(514,377)	1,820,303
Individuals	**30,497,713**	**2,628,009**	**2,699,731**	**(6,835,902)**	**28,989,551**
- Financing	2,286,064	87,033	270,704	(434,753)	2,209,048
- Borrowings	15,246,639	2,140,102	459,383	(2,960,788)	14,885,336
- Revolving	12,965,010	400,874	1,969,644	(3,440,361)	11,895,167
Total	**53,661,810**	**5,392,419**	**2,715,385**	**(10,596,555)**	**51,173,059**

(1) Relates to early settlements, maturities and modifications.

R$ thousands

Stage 1	Balance on December 31, 2022	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	**4,709,225**	**(237,768)**	**(125,628)**	**99,157**	**14,227**	**769,182**	**(946,602)**	**-**	**4,281,793**
- Financing	1,560,991	(29,494)	(6,995)	32,618	1,895	124,322	(353,932)	-	1,329,405
- Borrowings	2,461,407	(175,548)	(99,751)	60,757	6,646	580,428	(553,538)	-	2,280,401
- Revolving	686,827	(32,726)	(18,882)	5,782	5,686	64,432	(39,132)	-	671,987
Individuals	**8,596,907**	**(590,992)**	**(175,958)**	**373,894**	**122,116**	**985,285**	**(2,777,848)**	**-**	**6,533,404**
- Financing	691,697	(88,645)	(12,091)	99,629	5,762	54,691	(360,646)	-	390,397
- Borrowings	3,332,473	(265,627)	(91,748)	175,266	47,655	695,982	(1,252,620)	-	2,641,381
- Revolving	4,572,737	(236,720)	(72,119)	98,999	68,699	234,612	(1,164,582)	-	3,501,626
Total	**13,306,132**	**(828,760)**	**(301,586)**	**473,051**	**136,343**	**1,754,467**	**(3,724,450)**	**-**	**10,815,197**

R$ thousands

Stage 2	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	**2,486,457**	**(99,157)**	**(1,100,744)**	**237,768**	**117,891**	**271,323**	**871,133**	**-**	**2,784,671**
- Financing	327,687	(32,618)	(101,663)	29,494	722	16,687	104,185	-	344,494
- Borrowings	1,903,891	(60,757)	(860,329)	175,548	111,887	235,682	640,154	-	2,146,076
- Revolving	254,879	(5,782)	(138,752)	32,726	5,282	18,954	126,794	-	294,101
Individuals	**6,185,062**	**(373,894)**	**(2,604,869)**	**590,992**	**229,661**	**545,797**	**201,797**	**-**	**4,774,546**
- Financing	925,342	(99,629)	(139,404)	88,645	5,616	35,894	(141,149)	-	675,315
- Borrowings	3,704,642	(175,266)	(1,499,336)	265,627	151,949	390,848	(42,605)	-	2,795,859
- Revolving	1,555,078	(98,999)	(966,129)	236,720	72,096	119,055	385,551	-	1,303,372
Total	**8,671,519**	**(473,051)**	**(3,705,613)**	**828,760**	**347,552**	**817,120**	**1,072,930**	**-**	**7,559,217**

R$ thousands

Stage 3	Balance on December 31, 2022	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	**18,698,277**	**(14,227)**	**(117,891)**	**125,628**	**1,100,744**	**1,886,534**	**1,422,976**	**(3,403,212)**	**19,698,829**
- Financing	2,345,361	(1,895)	(722)	6,995	101,663	30,390	79,739	(199,809)	2,361,722
- Borrowings	15,386,054	(6,646)	(111,887)	99,751	860,329	1,788,347	1,111,459	(2,964,410)	16,162,997
- Revolving	966,862	(5,686)	(5,282)	18,882	138,752	67,797	231,778	(238,993)	1,174,110
Individuals	**18,538,069**	**(122,116)**	**(229,661)**	**175,958**	**2,604,869**	**2,356,590**	**2,680,529**	**(4,585,230)**	**21,419,008**
- Financing	1,123,181	(5,762)	(5,616)	12,091	139,404	28,138	247,703	(352,470)	1,186,669
- Borrowings	11,130,490	(47,655)	(151,949)	91,748	1,499,336	2,052,383	538,780	(3,238,035)	11,875,098
- Revolving	6,284,398	(68,699)	(72,096)	72,119	966,129	276,069	1,894,046	(994,725)	8,357,241
Total	**37,236,346**	**(136,343)**	**(347,552)**	**301,586**	**3,705,613**	**4,243,124**	**4,103,505**	**(7,988,442)**	**41,117,837**

R$ thousands

Consolidated - All stages	Balance on December 31, 2022	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2023
Companies	**25,893,959**	**2,927,039**	**1,347,507**	**(3,403,212)**	**26,765,293**
- Financing	4,234,039	171,399	(170,008)	(199,809)	4,035,621
- Borrowings	19,751,352	2,604,457	1,198,075	(2,964,410)	20,589,474
- Revolving	1,908,568	151,183	319,440	(238,993)	2,140,198
Individuals	**33,320,038**	**3,887,672**	**104,478**	**(4,585,230)**	**32,726,958**
- Financing	2,740,220	118,723	(254,092)	(352,470)	2,252,381
- Borrowings	18,167,605	3,139,213	(756,445)	(3,238,035)	17,312,338
- Revolving	12,412,213	629,736	1,115,015	(994,725)	13,162,239
Total	**59,213,997**	**6,814,711**	**1,451,985**	**(7,988,442)**	**59,492,251**

(1) Relates to early settlements, maturities and modifications.

e) Sensitivity analysis

The measurement of expected credit losses incorporates prospective information based on projections of economic scenarios, which are developed by a team of specialists and approved in accordance with the Organization's risk governance. Each economic scenario has the evolution over time of a list of macroeconomic variables, among which are: inflation indices (IPCA), economic activity indices (GDP, unemployment, etc.), Brazilian interest rates and currencies, reflecting the expectations and assumptions of each scenario. Projections are reviewed at least annually, being more timely in cases of material events that may materially alter future prospects.

The estimate of the expected credit loss is made by combining multiple scenarios, which are weighted according to the probability assigned to each scenario, with the base scenario being the most likely. In order to determine possible oscillations in the expected loss resulting from economic projections, simulations were carried out by changing the weighting of the scenarios used in the calculation of the expected loss. The table below shows the probabilities attributed to each scenario and the impacts:

	On March 31, 2024 - R$ thousand			
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**	
Simulation 1	100%	-	-	(5,015)
Simulation 2	-	100%	-	(311,738)
Simulation 3	-	-	100%	806,944

* Scenario in which the economy grows more than expected.

** Scenario in which the economy grows less than expected.

f) Expected loss on loans and advances

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Amount recorded	8,107,804	7,815,958
Amount recovered	(1,290,165)	(930,335)
Expected loss on loans and advances	**6,817,639**	**6,885,623**

g) Loans and advances to customers renegotiated

The total balance of "Loans and advances to customers renegotiated" includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousands	
	On March 31, 2024	On March 31, 2023
Opening balance	**39,111,735**	**34,353,489**
Amount renegotiated	7,577,811	10,896,616
Amount received/Others (1)	(4,833,349)	(6,373,777)
Write-offs	(3,086,599)	(2,434,764)
Closing balance	**38,769,598**	**36,441,564**
Expected loss on loans and advances	**(16,556,260)**	**(14,528,339)**
Total renegotiated loans and advances to customers, net of impairment at the end of the year	**22,213,338**	**21,913,225**

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	42.7%	39.9%
Total renegotiated loans and advances as a percentage of the total loan portfolio	6.1%	5.7%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	6.6%	6.2%

(1) Includes the settlement of renegotiated contracts through new operations.

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity, and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

12) NON-CURRENT ASSETS HELD FOR SALE

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Non-current assets held for sale		
Real estate	980,256	991,486
Vehicles and similar	358,338	314,041
Machinery and equipment	463	776
Other	15,715	22,227
Total	**1,354,772**	**1,328,530**

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

13) INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

a) Breakdown of investments in associates and joint ventures

R$ thousands

Companies	On March 31, 2024							Three-month period ended on March 31, 2024		
	Equity interest	Shareholding interest with voting rights	Investment book value	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Revenue (2)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	103,170	5,069,510	2,217,911	4,975,111	1,796,457	(2,307)	331,786	(12,909)
Tecnologia Bancária S.A. (3)	24.55%	24.32%	240,493	930,737	2,307,570	767,831	1,484,697	5,129	687,390	20,892
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	556,092	3,156,977	1,873,786	3,510,556	373,995	7,556	674,359	18,891
Gestora de Inteligência de Crédito S.A. (3)	16.82%	16.00%	60,011	143,204	1,081,913	262,705	608,576	(1,061)	76,580	(6,311)
Other (4)			7,245,052					203,520		
Total investments in associates			**8,204,818**					**212,837**		
Elo Participações S.A. (5)	50.01%	50.01%	1,679,240	945,099	3,117,074	483,868	95,066	251,318	18,749	498,009
Total investments in joint ventures			**1,679,240**					**251,318**		
Total on March 31, 2024			**9,884,058**					**464,155**		

(1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable;
(2) Revenue from financial intermediation or revenue from the provision of services;
(3) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. In the first quarter of 2024, the Organization received dividends of R$2,204 thousand from Empresa Tecnologia Bancária S.A.;
(4) Primarily includes investments in publicly held companies Cielo S.A. and Fleury S.A. The Organization received interest on equity, R$46,158 thousand, for the first quarter of 2024, from Cielo S.A.; and
(5) Brazilian company, provider of services related to credit and debit cards and other means of payment.

Companies										R$ thousands
	On December 31, 2023							Three-month period ended on March 31, 2023		
	Equity interest	Shareholding interest with voting rights	Investment carrying amount	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Equity in net income (loss)	Revenue (1)	Associates and joint ventures net income (loss) for the year
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,766	4,294,581	2,198,375	4,276,354	1,689,663	561	202,255	4,065
Tecnologia Bancária S.A. (2)	24.55%	24.32%	237,568	964,701	2,300,906	1,182,701	1,106,646	(8,346)	3,590,263	(33,994)
Swiss Re Corporate Solutions Brasil (2)	40.00%	40.00%	549,669	3,156,150	1,721,943	3,387,628	361,839	8,665	382,188	21,662
Gestora de Inteligência de Crédito S.A. (2)	16.82%	16.00%	61,073	153,360	1,092,648	269,606	613,865	(2,262)	43,524	(9,362)
Other (3)			7,234,917					177,808		
Total investments in associates			**8,188,993**					**176,426**		
Elo Participações S.A. (4)	50.01%	50.01%	1,427,847	1,023,779	2,627,543	563,008	103,084	219,574	15,834	422,957
Total investments in joint ventures			**1,427,847**					**219,574**		
Total on December 31, 2023			**9,616,840**							
Total on March 31, 2023								**396,000**		

(1) Revenue from financial intermediation or revenue from the provision of services;
(2) Companies with equity accounting using statements of financial position with a reporting date delay of up to 60 days, allowed by regulation;
(3) It primarily includes investments in public companies Cielo S.A. and Fleury S.A. The Group received R$249,649 thousand in dividends and interest on equity for the year ended December 31, 2023, from the company Cielo S.A.; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment. Up to December 31, 2023, the Group received R$722,650 thousand in dividends from this investment.

The Group does not have contingent liabilities from investments in associated companies, which it is partially or totally responsible for.

b) Changes in associates and joint ventures

	R$ thousands	
	2024	2023
Initial balances	**9,616,840**	**8,970,513**
Acquisitions	-	14,333
Share of profit of associate and joint ventures	464,155	396,000
Dividends/Interest on equity	(150,198)	(248,555)
Other	(46,739)	25,232
Balance on March 31	**9,884,058**	**9,157,523**

14) PROPERTY AND EQUIPMENT

a) Composition of property and equipment by class

				R$ thousands
	Depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	8,386,525	(4,776,314)	3,610,211
Land	-	912,088	-	912,088
Installations, property and equipment for use	10%	6,070,838	(2,996,346)	3,074,492
Security and communication systems	10%	404,802	(278,452)	126,350
Data processing systems	20 to 40%	12,361,949	(9,056,887)	3,305,062
Transportation systems	10 to 20%	237,034	(147,228)	89,806
Balance on December 31, 2023 (1)		**28,373,236**	**(17,255,227)**	**11,118,009**

Buildings	4%	8,091,082	(3,971,609)	4,119,473
Land	-	929,066	-	929,066
Installations, property and equipment for use	10%	6,278,097	(3,049,442)	3,228,655
Security and communication systems	10%	371,569	(296,778)	74,791
Data processing systems	20 to 40%	12,268,559	(8,744,776)	3,523,783
Transportation systems	10 to 20%	229,717	(134,363)	95,354
Balance on December 31, 2022 (1)		**28,168,090**	**(16,196,968)**	**11,971,122**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

The Group enters into lease agreements as a lessee, primarily, for data processing and property and equipment, which are recorded as buildings and equipment leased in property and equipment. See Note 23 for disclosure of the obligation.

b) Change in property and equipment by class

R$ thousands

	Buildings	Land	Facilities, furniture and property and equipment	Security and communications systems	Data processing systems	Transportation systems	Total (1)
Balance on December 31, 2022	**4,119,473**	**929,066**	**3,228,655**	**74,791**	**3,523,783**	**95,354**	**11,971,122**
Additions	324,505	-	295,865	4,779	727,827	4,927	1,357,903
Write-offs	(142,017)	(1,749)	(291,621)	(2,584)	-	(149)	(438,120)
Impairment	-	-	-	-	-	-	-
Depreciation (2)	(184,474)	-	(120,167)	(6,294)	(373,096)	(5,190)	(689,221)
Transfers	-	-	-	-	-	-	-
Balance on March 31, 2023	**4,117,487**	**927,317**	**3,112,732**	**70,692**	**3,878,514**	**94,942**	**12,201,684**
Balance on December 31, 2023	**3,610,211**	**912,088**	**3,074,492**	**126,350**	**3,305,062**	**89,806**	**11,118,009**
Additions	103,663	-	188,494	17,185	305,352	48,679	663,373
Write-offs	(80,925)	(8,486)	(383,070)	-	-	-	(472,481)
Impairment	-	-	-	-	-	-	-
Depreciation (2)	(169,174)	-	(91,719)	(7,701)	(365,928)	(6,826)	(641,348)
Transfers	-	-	-	-	-	-	-
Balance on March 31, 2024	**3,463,775**	**903,602**	**2,788,197**	**135,834**	**3,244,486**	**131,659**	**10,667,553**

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16; and

(2) The difference of R$16,939 (2023 - R$16,132) in relation to the amount presented in note 35 refers to expenses attributable to insurance results which are presented in the Income Statement in the caption "Insurance and pension income".

15) INTANGIBLE ASSETS AND GOODWILL

a) Change in intangible assets and goodwill by class

						R$ thousands
		Intangible Assets				
	Goodwill	Acquisition of financial service rights (1)	*Software (1)*	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2022	**6,542,091**	**3,554,635**	**6,949,393**	**1,252,485**	**501,209**	**18,799,813**
Additions/(reductions)	14,622	604,844	937,522	98,860	192,731	**1,848,579**
Amortization (2)	-	(441,037)	(372,265)	(69,010)	(113,991)	**(996,303)**
Balance on March 31, 2023	**6,556,713**	**3,718,442**	**7,514,650**	**1,282,335**	**579,949**	**19,652,089**
Balance on December 31, 2023	**6,596,649**	**5,811,168**	**8,463,216**	**1,115,481**	**120,632**	**22,107,146**
Additions/(reductions)	(76,498)	419,043	831,844	108,664	73,465	**1,356,518**
Amortization (2)	-	(438,772)	(446,460)	(69,710)	(60,826)	**(1,015,768)**
Balance on March 31, 2024	**6,520,151**	**5,791,439**	**8,848,600**	**1,154,435**	**133,271**	**22,447,896**

(1) Rate of amortization: acquisition of rights to provide financial services – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) The difference of R$120,920 (2023 - R$99,988) in relation to the amount presented in note 35 refers to expenses attributable to insurance contracts which are presented in the Income Statement in the caption "Insurance and pension income".

b) Composition of goodwill by segment

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Banking	6,026,187	6,107,282
Insurance	493,964	489,367
Total	**6,520,151**	**6,596,649**

The Cash Generation Units (GCUs) containing goodwill in the banking segment and the insurance segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2024 and 2023.

16) OTHER ASSETS

a) Other assets

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Financial assets (4) (5)	**68,516,149**	**56,958,860**
Foreign exchange transactions (1)	38,231,463	27,704,682
Debtors for guarantee deposits (2)	21,417,097	20,787,578
Securities trading	4,035,232	3,720,053
Trade and credit receivables	2,818,850	2,667,921
Receivables	2,013,507	2,078,626
Other assets	**11,824,408**	**9,597,412**
Other debtors	2,850,891	3,405,012
Prepaid expenses	3,166,394	2,934,506
Interbank and interdepartmental accounts	233,730	297,291
Other (3)	5,573,393	2,960,603
Total	**80,340,557**	**66,556,272**

(1) Mainly refers to purchases in foreign currency made by the Organization on behalf of customers and rights in the institution's domestic currency, resulting from exchange sale operations;

(2) It refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Primarily includes material in inventory, amounts receivable, other advances, advances and payments to be reimbursed and investment property;

(4) Financial assets accounted for at amortized cost; and

(5) In 2024 and 2023, there were no expected losses for other financial assets.

17) DEPOSITS FROM BANKS

Financial liabilities called "Deposits from banks" are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Demand deposits	985,338	1,503,278
Interbank deposits	1,998,213	2,354,799
Securities sold under agreements to repurchase	284,197,663	272,404,788
Borrowings	22,476,298	22,809,333
Onlending	23,302,824	24,350,585
Total	**332,960,336**	**323,422,783**

18) DEPOSITS FROM CUSTOMERS

Financial liabilities called "Deposits from customers" are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

a) Composition by nature

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Demand deposits	40,850,554	49,634,288
Savings deposits	127,387,209	131,003,553
Time deposits	438,495,962	441,296,839
Total	**606,733,725**	**621,934,680**

19) FUNDS FROM SECURITIES ISSUED

a) Composition by type of security issued and location

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Instruments Issued – Brazil:		
Real estate credit notes	51,825,531	52,115,729
Agribusiness notes	45,793,293	40,062,692
Financial bills	107,199,159	105,426,827
Letters property guaranteed	37,573,009	36,144,798
Subtotal	**242,390,992**	**233,750,046**
Securities – Overseas:		
Euronotes	3,507,574	3,442,593
Securities issued through securitization – (item (b))	4,014,241	3,925,938
Subtotal	**7,521,815**	**7,368,531**
Structured Operations Certificates	**3,899,979**	**3,847,681**
Total	**253,812,786**	**244,966,258**

b) Securities issued through securitization

Since 2003, Bradesco uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is named International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Company is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c) Changes in securities issued

		R$ thousands
	2024	2023
Opening balances on January 1	**244,966,258**	**222,257,328**
Issuance	22,110,088	19,210,620
Interest accrued	6,779,061	7,213,695
Settlement and interest payments	(20,254,937)	(17,892,230)
Exchange variation and others	212,316	896,007
Closing balance on March 31	**253,812,786**	**231,685,420**

20) SUBORDINATED DEBTS

a) Composition of subordinated debt

				R$ thousands
Maturity	Original term in years	Nominal amount	On March 31, 2024	On December 31, 2023
In Brazil:				
Financial bills:				
2024	7	4,200	7,861	133,720
2025	7	3,871,906	6,122,779	5,952,305
2027	7	401,060	584,591	566,936
2024	8	10,741	27,137	277,420
2025	8	3,328,102	3,585,584	3,669,281
2026	8	694,800	1,096,805	1,066,237
2028	8	55,437	80,842	78,390
2030	8	2,368,200	3,069,352	2,976,339
2024	9	1,000	3,112	10,634
2025	9	362,212	695,319	677,550
2027	9	89,700	150,991	146,531
2025	10	178,937	586,693	959,846
2026	10	196,196	520,030	501,506
2027	10	256,243	486,259	472,023
2028	10	248,300	466,201	451,350
2030	10	134,500	195,240	190,207
2031	10	7,270,000	10,294,815	9,973,583
2032	10	5,378,500	6,927,340	6,714,453
2033	10	531,000	577,034	557,446
2026	11	2,500	3,940	4,133
2027	11	47,046	94,476	91,696
2028	11	74,764	147,902	143,520
Perpetual	-	13,798,555	14,559,852	14,722,748
Total (1)			**50,284,155**	**50,337,854**

(1) Includes the amount of R$39,453,826 thousand (R$39,279,827 thousand on December 31, 2023), referring to subordinated debts recognized in "Eligible Debt Capital Instruments" for regulatory capital purpose.

b) Changes in subordinated debt

		R$ thousands
	2024	2023
Opening balances on January 1	**50,337,854**	**52,241,332**
Interest accrued	1,563,818	1,841,429
Settlement and interest payments	(1,617,517)	(6,197,238)
Closing balance on March 31	**50,284,155**	**47,885,523**

21) INSURANCE CONTRACTS

a) Insurance contract liabilities

R$ thousands

	On March 31, 2024	On December 31, 2023
Remaining coverage liability	**338,950,250**	**331,148,632**
- Premium allocation approach	3,170,656	3,256,881
General model/variable fee approach	**335,779,594**	**327,891,751**
- Present value of estimated future cash flows	308,893,913	301,644,946
- Non-financial risk adjustment	1,841,062	1,832,047
- Contract Service Margin	25,044,619	24,414,758
Liability for incurred claims	**14,691,990**	**13,643,590**
- Present value of estimated future cash flows	14,127,943	13,150,546
- Non-financial risk adjustment	564,047	493,044
Total liabilities for insurance contracts	**353,642,240**	**344,792,222**

b) Remaining coverage for general model (BBA)/variable fee approach (VFA)

R$ thousands

	On March 31, 2024			On December 31, 2023		
	Non-Onerous Contracts	Onerous Contracts	Total	Non-Onerous Contracts	Onerous Contracts	Total
Present value of estimated future cash outflows	**393,141,408**	**35,763,074**	**428,904,482**	**388,031,144**	**36,009,806**	**424,040,950**
- Acquisition costs	3,380,578	72,765	3,453,343	3,318,639	72,598	3,391,237
- Claims and other directly attributable expenses	389,760,830	35,690,309	425,451,139	384,712,505	35,937,208	420,649,713
Present value of estimated future cash flows	(113,580,333)	(6,430,236)	(120,010,569)	(115,748,997)	(6,647,007)	(122,396,004)
Non-financial risk adjustment	985,579	855,483	1,841,062	994,571	837,476	1,832,047
Contract Service Margin	24,534,521	510,098	25,044,619	23,928,554	486,204	24,414,758
Total remaining coverage of the general model/variable rate model	**305,081,175**	**30,698,419**	**335,779,594**	**297,205,272**	**30,686,479**	**327,891,751**

c) Realization of contract service margin

							R$ thousands
	Due within one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Issued Insurance Contracts							
- Insurance Contract	2,817,205	2,431,364	1,907,176	1,643,402	1,413,039	14,832,433	25,044,619
General model/variable rate approach on March 31, 2024	**2,817,205**	**2,431,364**	**1,907,176**	**1,643,402**	**1,413,039**	**14,832,433**	**25,044,619**
Issued Insurance Contracts							
- Insurance Contract	2,489,957	2,423,170	1,883,419	1,624,982	1,405,499	14,587,731	24,414,758
General model/variable rate approach on March 31, 2023	**2,489,957**	**2,423,170**	**1,883,419**	**1,624,982**	**1,405,499**	**14,587,731**	**24,414,758**

d) Changes in the carrying amount of insurance contract liabilities

						R$ thousands
Liabilities for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Liabilities Incurred Claims (LIC) - General Model/Variable Rate Approach (BBA/VFA)		Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)	
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	**324,510,532**	**6,638,099**	**1,302,911**	**71,948**	**11,847,674**	**421,058**
Insurance revenue	**(14,044,139)**	**-**	**-**	**-**	**-**	**-**
- Total retrospective method contracts	(12,821,003)	-	-	-	-	-
- Fair value method contracts	(1,223,136)	-	-	-	-	-
Insurance expenses	**-**	**(31,661)**	**171,631**	**218**	**613,194**	**66,981**
- Claims reported and other insurance costs	-	-	(618,007)	(13,711)	(6,914,669)	(143,755)
- Adjustments for incurred claim liabilities	-	-	789,638	13,929	7,527,863	210,736
- Onerous contract recoveries	-	(31,661)	-	-	-	-
Insurance result	**(14,044,139)**	**(31,661)**	**171,631**	**218**	**613,194**	**66,981**
Financial expenses	**5,237,084**	**-**	**26,329**	**1,727**	**209,430**	**7,276**
- Financial expenses of insurance contracts	5,237,084	-	26,329	1,727	209,430	7,276
Total changes in statement of comprehensive income	**(190,754)**	**(62)**	**(3,796)**	**(328)**	**(39,391)**	**(4,872)**
Agreements recognized in the period	**23,058,154**	**-**	**-**	**-**	**-**	**-**
Estimated cash flows	**(6,227,003)**	**-**	**-**	**-**	**-**	**-**
- Premiums received	(8,160,240)	-	-	-	-	-
- Investment component	-	-	-	-	-	-
- Commissions	(55,720)	-	-	-	-	-
- Experience adjustment	1,988,957	-	-	-	-	-
Closing balance on March 31, 2024	**332,343,874**	**6,606,376**	**1,497,075**	**73,565**	**12,630,907**	**490,443**

Liabilities for remaining coverage and claims incurred	Liabilities for Remaining Coverage		Liabilities Incurred Claims (LIC) - General Model/Variable Rate Approach (BBA/VFA)		Claims Incurred Liabilities (PSI) - Premium Allocation Approach (PAA)	R$ thousands
	Excluding Loss Component	Loss Component	Present value of future cash flow (PV FCF)	Risk adjustment (RA)	Best Output Estimate (BEL)	Risk adjustment (RA)
Opening balances on January 1	**286,301,736**	**6,220,387**	**2,043,562**	**52,340**	**9,888,451**	**249,489**
Insurance revenue	**(12,135,692)**	**-**	**-**	**-**	**-**	**-**
- Total retrospective method contracts	(10,907,234)	-	-	-	-	-
- Fair value method contracts	(1,228,458)	-	-	-	-	-
Insurance expenses	**-**	**(141,100)**	**(562,704)**	**(11,579)**	**1,084,364**	**40,372**
- Claims reported and other insurance costs	-	-	(829,177)	(20,848)	(5,000,022)	(126,001)
- Adjustments for incurred claim liabilities	-	-	266,473	9,269	6,084,386	166,373
- Onerous contract recoveries	-	(141,100)	-	-	-	-
Insurance result	**(12,135,692)**	**(141,100)**	**(562,704)**	**(11,579)**	**1,084,364**	**40,372**
Financial expenses	**4,265,239**	**12,463**	**36,117**	**931**	**158,651**	**3,826**
- Financial expenses of insurance contracts	4,265,239	12,463	36,117	931	158,651	3,826
Total changes in statement of comprehensive income	**387,152**	**-**	**(3,191)**	**8**	**(1,696)**	**55**
Agreements recognized in the period	**24,648,251**	**41,689**	**-**	**-**	**-**	**-**
Fluxos de caixa estimado	**(9,129,047)**	**557,058**	**-**	**-**	**-**	**-**
- Premiums received	3,477,868	-	-	-	-	-
- Investment component	(10,402,292)	-	-	-	-	-
- Commissions	(7,514)	-	-	-	-	-
- Experience adjustment	(2,197,109)	557,058	-	-	-	-
Closing balance on March 31, 2023	**294,337,639**	**6,690,497**	**1,513,784**	**41,700**	**11,129,770**	**293,742**

e) Changes in the carrying amount of insurance liabilities measured under the general model/variable rate approach (BBA/VFA)

						R$ thousands
	On March 31, 2024			On March 31, 2023		
	Best Output Estimate (BEL)	Risk adjustment (RA)	Contractual Service Margin (CSM)	Best Output Estimate (BEL)	Risk adjustment (RA)	Contractual Service Margin (CSM)
Opening balances on January 1	**301,644,946**	**1,832,047**	**24,414,758**	**264,487,532**	**1,892,918**	**22,162,318**
Changes related to the current period	**(33,629)**	**(40,690)**	**485,723**	**(47,827)**	**(40,458)**	**(3,562,862)**
- Coverage margin recognized in the period	-	-	(891,352)	-	-	(740,325)
- Changes in the risk adjustment recognized in the period	-	(40,690)	-	-	(40,458)	-
- Experience adjustment	(33,629)	-	1,377,075	(47,827)	-	(2,822,537)
Changes related to future periods	**11,895,499**	**17,304**	**(64,712)**	**10,958,960**	**192,685**	**4,759,808**
- Changes in estimates that adjust the contractual service margin	1,492,519	(11,090)	(1,189,547)	(1,111,365)	136,856	2,216,483
- Changes in estimates that do not adjust the insurance coverage margin	(194,256)	(2,137)	-	342,776	5,190	-
- Contracts initially recognized in the period	10,597,236	30,531	1,124,835	11,727,549	50,639	2,543,325
Insurance result	**11,861,870**	**(23,386)**	**421,011**	**10,911,133**	**152,227**	**1,196,946**
Total financial expenses	**4,994,120**	**32,401**	**208,850**	**4,159,066**	**33,549**	**168,166**
- Financial expenses of insurance contracts	4,994,120	32,401	208,850	4,159,066	33,549	168,166
Estimated cash flows	**(9,607,023)**	**-**	**-**	**(8,261,843)**	**-**	**-**
- Premiums received	(8,160,240)	-	-	(6,924,423)	-	-
- Claims and other insurance expenses	(1,391,063)	-	-	(1,278,206)	-	-
- Acquisition cash flows	(55,720)	-	-	(59,214)	-	-
Closing balance on March 31	**308,893,913**	**1,841,062**	**25,044,619**	**271,295,888**	**2,078,694**	**23,527,430**

f) Contractual service margin

						R$ thousands
	On March 31, 2024			On March 31, 2023		
	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total	Contracts measured at fair value in transition	Contracts evaluated by the total retrospective method	Total
Opening balances on January 1	11,313,528	13,101,230	24,414,758	8,988,133	13,174,185	22,162,318
Changes from the current period	**(354,018)**	**(537,334)**	**(891,352)**	**(377,942)**	**(362,383)**	**(740,325)**
- Contract service margin recognized in the period	(354,018)	(537,334)	(891,352)	(377,942)	(362,383)	(740,325)
Changes in relation to future periods	**177,998**	**1,134,365**	**1,312,363**	**847,462**	**1,089,809**	**1,937,271**
- Contracts initially recognized	30,071	1,094,764	1,124,835	978,915	1,564,410	2,543,325
- Changes in estimates that adjust the contract service margin	147,927	39,601	187,528	(131,453)	(474,601)	(606,054)
Insurance result	**(176,020)**	**597,031**	**421,011**	**469,520**	**727,426**	**1,196,946**
Financial expenses of insurance contracts	**20,412**	**188,438**	**208,850**	**104,223**	**63,943**	**168,166**
Closing balance on March 31	11,157,920	13,886,699	25,044,619	9,561,876	13,965,554	23,527,430

g) Changes in other comprehensive income

		R$ thousands
	Three-month period ended on March 31	
	2024	2023
Initial balances	1,265,455	2,385,912
Changes in other comprehensive income	**143,757**	**(231,749)**
Income and expenses recognized in the period in Other comprehensive income	239,203	(382,333)
Deferred taxes	(95,446)	150,584
Closing balance on March 31	1,409,212	2,154,163

h) Insurance income

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Amounts related to changes in liabilities for remaining coverage (LRC)	**13,843,207**	**12,577,830**
Outputs related to general model contracts	1,200,243	1,141,547
Non-financial risk adjustment change	40,690	40,263
Contract service margin recognized for general model and variable rate	690,420	732,754
Outflows related to contracts approach to premium allocation	11,911,854	10,663,266
Insurance Revenue	**13,843,207**	**12,577,830**

i) Insurance financial expense

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Changes in obligation to pay arising from return on investment	(2,026,777)	(3,286,781)
Interest Accreditation	(5,481,846)	(4,492,040)
Amounts recognized in income	**(7,508,623)**	**(7,778,821)**
Effect of changes in interest rates	239,203	(304,018)
Amounts recognized in other comprehensive income	**239,203**	**(304,018)**
Financial expenses of insurance contracts	**(7,269,420)**	**(8,082,839)**

j) Claims development

The claims development table is intended to illustrate the inherent insurance risk, comparing claims paid with their respective provisions, starting from the year in which the claim was reported. The upper part of the table shows the variation in the provision over the years. The provision varies as more accurate information regarding the frequency and severity of claims is obtained. The lower part of the table demonstrates the reconciliation of the amounts with the account balances.

Occurrence/Payment										R$ thousands
	Payment year 1	Payment year 2	Payment year 3	Payment year 4	Payment year 5	Payment year 6	Payment year 7	Payment year 8	Payment year 9	Payment year 10
Year of occurrence 1	2,982,280	3,497,335	3,232,967	3,224,241	3,239,271	3,255,647	3,261,305	3,269,209	3,275,112	3,278,499
Year of occurrence 2	3,146,960	3,518,721	3,189,969	3,207,126	3,227,623	3,244,718	3,258,807	3,255,988	3,266,836	-
Year of occurrence 3	3,339,051	3,691,206	3,362,662	3,359,002	3,383,993	3,398,794	3,410,472	3,410,478	-	-
Year of occurrence 4	3,346,873	3,794,222	3,443,218	3,430,373	3,454,397	3,461,054	3,472,061	-	-	-
Year of occurrence 5	3,067,911	3,422,559	3,120,463	3,139,922	3,151,944	3,157,435	-	-	-	-
Year of occurrence 6	3,082,981	3,468,892	3,224,366	3,251,843	3,253,219	-	-	-	-	-
Year of occurrence 7	3,236,510	3,657,650	3,160,433	3,152,286	-	-	-	-	-	-
Year of occurrence 8	27,667,894	5,159,802	4,423,670	-	-	-	-	-	-	-
Year of occurrence 9	32,424,514	5,404,322	-	-	-	-	-	-	-	-
Year of occurrence 10	26,501,845	-	-	-	-	-	-	-	-	-
Payments accumulated up to March 31, 2024	26,501,845	5,404,322	4,423,670	3,152,286	3,253,219	3,157,435	3,472,061	3,410,478	3,266,836	3,278,499
Estimate of claims on March 31, 2024	38,538,452	6,615,935	4,977,009	3,424,944	3,413,459	3,277,759	3,560,744	3,472,834	3,305,801	3,278,499
Estimated claims payable on March 31, 2024	**12,036,607**	**1,211,613**	**553,339**	**272,658**	**160,240**	**120,324**	**88,683**	**62,356**	**38,965**	**-**

	R$ thousands
Estimated claims payable	14,544,785
Adjustment to present value	(1,093,529)
Adjustment for non-financial risk	262,525
Other estimates	978,209
Liabilities for claims incurred on March 31, 2024	**14,691,990**

22) PROVISIONS, CONTINGENTS ASSETS AND LIABILITIES

a) Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b) Provisions classified as probable losses

The Company is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to

reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Central Bank of Brazil (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) has suspended all outstanding lawsuits, until the Court issues a final decision on the right under litigation.

III - Provision for tax risks

The Organization has been challenging in court the legality and constitutionality of some taxes and contributions, which are fully provisioned. These processes have regular monitoring of their evolution in the procedures of the Judiciary and in the administrative spheres, of which we highlight:

- PIS and Cofins - R$3,140,921 thousand (R$3,099,917 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$1,977,763 thousand (R$1,954,679 thousand on December 31, 2023): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

- PIS and Cofins - R$774,382 thousand (R$754,518 thousand on December 31, 2023): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$507,530 thousand (R$500,775 thousand on December 31, 2023): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Changes in other provisions

			R$ thousands
	Labor	Civil	Tax
Balance on December 31, 2022	**6,009,966**	**7,989,207**	**7,477,364**
Adjustment for inflation	171,759	137,167	125,111
Provisions, net of (reversals and write-offs)	296,002	431,086	(594,384)
Payments	(745,213)	(862,012)	(265,710)
Balance on March 31, 2023	**5,732,514**	**7,695,448**	**6,742,381**
Balance on December 31, 2023	**4,622,138**	**8,587,613**	**7,059,304**
Adjustment for inflation	126,210	123,604	102,120
Provisions, net of (reversals and write-offs)	336,976	679,699	48,934
Payments	(965,281)	(891,732)	(7,592)
Balance on March 31, 2024	**4,120,043**	**8,499,184**	**7,202,766**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2024, R$10,091,423 thousand (R$9,977,528 thousand on December 31, 2023) for civil claims and R$47,455,385 thousand (R$46,704,117 thousand on December 31, 2023) for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$11,671,737 thousand (R$11,475,238 thousand on December 31, 2023): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$9,575,022 thousand (R$9,460,147 thousand on December 31, 2023): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,228,006 thousand (R$9,105,361 thousand on December 31, 2023), relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,152,757 thousand (R$3,093,382 thousand on December 31, 2023): relating to disallowance of expenses with credit losses;

- PIS and COFINS notifications and disallowances of compensations – R$1,818,261 thousand (R$1,796,192 thousand on December 31, 2023): relating to the unconstitutional expansion of the intended calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- ISSQN – Commercial Leasing Companies – R$1,781,057 thousand (R$1,790,997 thousand on December 31, 2023): the requirement of this tax by municipalities other than those where the companies are located, for which the tax is collected in the form of law, with cases of formal nullities occurring in the constitution of the tax credit;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,359,819 thousand (R$1,340,697 thousand on December 31, 2023): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

- IRPJ and CSLL deficiency note – 2008 to 2013 – R$824,740 thousand (R$813,806 thousand on December 31, 2023): relating to profit of subsidiaries based overseas;

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$186,143 thousand (R$183,904 thousand on December 31, 2023): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00; and

- Interest on Own Capital (TJLP) – Base year 2019 – R$185,125 (R$181,038 thousand on December 31, 2023): IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP).

d) Other subjects

There is currently a criminal case against two former executive members directors, which is being processed in the 10th Federal Court of the Judiciary Section of the Federal District, arising from a Federal Police Investigation named "Operation Zelotes", investigation of the alleged improper performance of members of the Administrative Council of Tax Appeals (CARF). The court of first instance acquitted the two former executive directors, pending final judgment.

23) OTHER LIABILITIES

a) Other liabilities

		R$ thousands
	On March 31, 2024	On December 31, 2023
Financial liabilities	**87,062,513**	**82,619,532**
Credit card transactions (1)	27,491,858	30,582,224
Foreign exchange transactions (2)	38,886,405	28,301,211
Loan assignment obligations	3,597,340	4,201,705
Capitalization bonds	9,232,043	9,200,285
Securities trading	4,590,774	6,714,714
Lease liabilities (Note 23b)	3,264,093	3,619,393
Other liabilities	**50,795,719**	**47,924,619**
Third party funds in transit (3)	7,941,567	7,794,465
Provision for payments	10,620,594	11,703,242
Sundry creditors	5,248,644	5,740,511
Social and statutory	6,902,096	6,696,788
Other taxes payable	1,433,955	2,144,388
Liabilities for acquisition of assets and rights	439,846	449,814
Other	18,209,017	13,395,411
Total	**137,858,232**	**130,544,151**

(1) Refers to amounts payable to merchants;
(2) Primarily refers to Bradesco's sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and
(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

b) Lease liabilities

	R$ thousands
Balance on December 31, 2022	**4,596,412**
Remeasurement and new contracts	357,209
Payments	(416,316)
Appropriation of financial charges	148,145
Foreign exchange variation	(4,033)
Closing balance on March 31, 2023	**4,681,417**

Balance on December 31, 2023	**3,619,393**
Remeasurement and new contracts	(113,229)
Payments	(366,928)
Appropriation of financial charges	120,323
Foreign exchange variation	4,534
Closing balance on March 31, 2024	**3,264,093**

Maturity of the leases

The maturity of these financial liabilities as of March 31, 2024 is divided as follows: R$938,528 thousand up to one year (R$983,660 thousand up to 1 year as of December 31, 2023), R$2,641,932 thousand between 1 and 5 years (R$2,938,012 thousand between one to five years as of December 31, 2023) and R$398,201 thousand over 5 years (R$453,272 thousand for more than five years as of December 31, 2023).

Impacts on the statement of income

The impact on the income for the first quarter of 2024, was: "Expenses of depreciation" – R$176,506 thousand (R$190,491 thousand for the first quarter of 2023), "Interest and similar expenses" – R$120,323 thousand (R$148,145 thousand for the first quarter of 2023) and "Expenses of the foreign exchange variation" – R$4,534 thousand (R$4,033 thousand for the first quarter of 2023).

Expenses for the first quarter of 2024, with short-term contracts were R$128 thousand (R$228 thousand for the first quarter of 2023).

24) LOAN COMMITMENTS, FINANCIAL GUARANTEES AND SIMILAR INSTRUMENTS

The table below summarizes the total risk represented by loan commitments, financial guarantees and similar instruments:

		R$ thousands
	On March 31, 2024	On December 31, 2023
Commitments to extend credit (1)	301,630,275	299,288,995
Financial guarantees (2)	106,121,742	105,816,558
Letters of credit for imports	756,034	439,463
Total	**408,508,051**	**405,545,016**

(1) It includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) It refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances. Letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

25) EQUITY

a) Capital and shareholders' rights

i. Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On March 31, 2024	On December 31, 2023
Common	5,330,304,681	5,330,304,681
Preferred	5,311,865,547	5,311,865,547
Subtotal	**10,642,170,228**	**10,642,170,228**
Treasury (common shares)	(11,970,600)	-
Treasury (preferred shares)	(10,589,200)	-
Total outstanding shares	**10,619,610,428**	**10,642,170,228**

All the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Company has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian market, and with the same timeframes, an identical procedure is adopted in the international market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

b) Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders' shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual corporate profit (as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil), after absorbing accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Company's active operations and may be formed by up to 100% of

net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders' Meeting, with the accumulated value limited to 95% of the Company's paid-in capital share amount.

c) Interest on equity/Dividends

The distribution of income is calculated on corporate income, as presented in the financial statements prepared in accordance with accounting practices adopted in Brazil (BRGAAP), applicable to institutions authorized to operate by the Central Bank of Brazil.

At a meeting of the Board of Directors on June 15, 2023, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first half of 2023, in the amount of R$2,000,000 thousand, of which R$0.178997 per common share and R$0.196897 per preferred share, whose payment was made on July 6, 2023.

Interest on equity were paid or recognized in provisions, as follows:

R$ thousands

Description	Per share (gross)		Gross amount paid	Withholding Income Tax (IRRF) (15%)	Net amount paid
	Common	Preferred			
Monthly interest on shareholders' equity paid	0.051749	0.056924	578,201	86,730	491,471
Supplementary interest on shareholders´ equity paid	0.205825	0.226407	2,299,752	344,963	1,954,789
Total paid or accrued in the three-month period ended March 31, 2023	**0.257574**	**0.283331**	**2,877,953**	**431,693**	**2,446,260**
Monthly interest on shareholders' equity paid	0.051749	0.056924	578,201	86,730	491,471
Supplementary interest on shareholders' equity provisioned	0.182346	0.200580	2,037,415	305,612	1,731,803
Total paid or accrued in the three-month period ended March 31, 2024	**0.234095**	**0.257504**	**2,615,616**	**392,342**	**2,223,274**

d) Treasury shares

On October 31, 2023, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from November 07, 2023 to May 07, 2025, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock.

On March 31, 2024, 11,970,600 common shares and 10,589,200 preferred shares remained in treasury, amounting to R$293,398 thousand. The minimum, average and maximum cost per ON share is R$12.18, R$12.44 and R$12.61 and per PN share is R$13.32, R$13.65 and R$13 .97 respectively. The market value of these shares, on March 31, 2024, was R$12.74 per common share and R$14.26 per preferred share.

26) EARNINGS PER SHARE

a) Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Three-month period ended on March 31	
	2024	2023
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**1,962,356**	**2,577,689**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**2,158,587**	**2,822,103**
Weighted average number of common shares outstanding (thousands)	5,323,492	5,330,305
Weighted average number of preferred shares outstanding (thousands)	5,305,828	5,311,866
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.37	0.48
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.41	0.53

b) Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

27) NET INTEREST INCOME

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Interest and similar income		
Loans and advances to banks	7,765,270	6,841,002
Loans and advances to customers:		
- Loans	23,509,648	26,197,582
- Leases	162,141	130,724
Financial assets:		
- At fair value through profit or loss	9,855,395	10,127,996
- Fair value through other comprehensive income	4,803,308	6,967,007
- At amortized cost	5,605,708	5,158,050
Compulsory deposits with the Central Bank	2,221,491	2,393,834
Other financial interest income	5,222	5,032
Total	**53,928,183**	**57,821,227**
Interest and similar expenses		
Deposits from banks:		
- Interbank deposits	(301,831)	(116,278)
- Funding in the open market	(7,409,731)	(8,062,719)
- Borrowings and onlending	(1,391,119)	(1,604,362)
Deposits from customers:		
- Savings accounts	(1,907,030)	(2,366,339)
- Time deposits	(9,183,915)	(10,150,748)
Securities issued	(6,700,744)	(7,280,635)
Subordinated debts	(1,563,818)	(1,841,429)
Liabilities of insurance contracts	(7,265,702)	(7,838,673)
Technical capitalization provisions	(153,821)	(189,376)
Total	**(35,877,711)**	**(39,450,559)**
Net interest income	**18,050,472**	**18,370,668**

28) FEE AND COMISSION INCOME

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Fee and commission income		
Credit card income	2,377,722	2,346,159
Current accounts	1,670,381	1,847,475
Collections	394,080	448,180
Guarantees	315,462	282,850
Asset management	308,046	297,736
Consortium management	648,134	570,194
Custody and brokerage services	341,885	305,418
Capital Markets / Financial Advisory Services	205,060	145,484
Payments	109,974	111,064
Other	16,823	295,126
Total	**6,387,567**	**6,649,686**

29) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Income from investments in securities	(379,410)	(1,785,609)
Derivative financial instruments	(693,736)	1,352,954
Total	**(1,073,146)**	**(432,655)**

30) NET GAINS/(LOSSES) ON FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

Net gains and losses on financial assets at FVOCI consist primarily of changes in the fair value of financial assets mainly fixed income securities when they are sold.

31) NET GAINS/(LOSSES) ON FOREIGN CURRENCY TRANSACTIONS

Net gains and losses on foreign currency transactions primarily consists mainly of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

32) GROSS PROFIT FROM INSURANCE AND PENSION PLANS

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Revenue from PAA contracts	11,911,854	10,663,268
Revenue from BBA contracts	1,677,154	1,479,115
Revenue from VFA Contracts	254,199	435,447
Insurance Revenue	**13,843,207**	**12,577,830**
Claims incurred	(10,275,345)	(9,545,770)
Acquisition costs	(953,614)	(911,215)
Administrative Expenses	(889,479)	(872,619)
Onerous Contracts	23,703	(46,254)
Insurance contract expenses	**(12,094,735)**	**(11,375,858)**
Insurance result	**1,748,472**	**1,201,972**
Reinsurance result	(1,665)	(7,963)
Gross profit from insurance and pension plans	**1,746,807**	**1,194,009**

33) PERSONNEL EXPENSES

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Salaries	(2,601,456)	(2,480,982)
Benefits	(1,389,100)	(1,308,233)
Social security charges	(925,043)	(913,410)
Employee profit sharing	(334,030)	(419,912)
Training	(25,257)	(19,207)
Total	**(5,274,886)**	**(5,141,744)**

34) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Outsourced services	(1,004,745)	(935,711)
Communication	(182,498)	(238,699)
Data processing	(602,924)	(560,595)
Advertising and marketing	(231,154)	(226,086)
Asset maintenance	(347,412)	(317,309)
Financial system	(534,359)	(412,505)
Rental	(16,235)	(19,704)
Security and surveillance	(143,640)	(150,823)
Transport	(181,379)	(186,507)
Water, electricity and gas	(95,728)	(86,977)
Advances to FGC (Deposit Guarantee Association)	(200,958)	(188,306)
Supplies	(32,800)	(28,066)
Travel	(23,778)	(19,753)
Other	(315,668)	(380,862)
Total	**(3,913,278)**	**(3,751,903)**

35) DEPRECIATION AND AMORTIZATION

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Amortization expenses	(894,848)	(896,315)
Depreciation expenses	(624,409)	(673,089)
Total	**(1,519,257)**	**(1,569,404)**

36) OTHER OPERATING INCOME/(EXPENSES)

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Tax expenses	(1,705,384)	(1,820,865)
Legal provision	(1,416,195)	(566,741)
Income from sales of non-current assets, investments, and property and equipment, net	7,407	45,033
Card marketing expenses	(1,055,456)	(865,691)
Other	799,603	795,391
Total	**(3,370,025)**	**(2,412,873)**

37) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Income before income tax and social contribution	**4,300,464**	**6,275,588**
Total burden of income tax (25%) and social contribution (20%) at the current rates	**(1,935,209)**	**(2,824,015)**
Effect of additions and exclusions in the tax calculation:		
Earnings (losses) of associates and joint ventures	208,870	178,200
Interest on shareholders' equity	1,177,027	1,295,079
Other amounts (1)	451,616	548,958
Income tax and social contribution for the period	**(97,696)**	**(801,778)**
Effective rate	-2.3%	-12.8%

(1) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

b) Composition of income tax and social contribution in the consolidated statement of income

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Current taxes:		
Income tax and social contribution expense	**(2,963,005)**	**(3,633,054)**
Deferred taxes:		
Constitution/realization in the period on temporary additions and exclusions	3,067,567	3,116,401
Use of opening balances of:		
Social contribution loss	(181,790)	(241,377)
Income tax loss	(220,122)	(302,986)
Addition for:		
Social contribution loss	74,284	102,572
Income tax loss	125,370	156,666
Total deferred tax benefit (expense)	**2,865,309**	**2,831,276**
Income tax benefit / (expense)	**(97,696)**	**(801,778)**

c) Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousands			
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on March 31, 2024
Provisions for credit losses	59,099,785	4,019,052	(1,282,331)	61,836,506
Civil provisions	3,778,419	98,957	(139,400)	3,737,976
Tax provisions	3,241,356	67,368	(6,735)	3,301,989
Labor provisions	2,068,011	76,122	(300,515)	1,843,618
Impairment of securities and investments	3,249,695	72,113	(48,751)	3,273,057
Non-financial assets held for sale	735,678	49,273	(56,830)	728,121
Adjustment to fair value of securities	270,017	15,860	(48,830)	237,047
Amortization of goodwill	403,841	4,183	(5,920)	402,104
Provision for interest on own capital	-	916,837	-	916,837
Other	5,356,240	933,498	(798,227)	5,491,511
Total deductible taxes on temporary differences	**78,203,042**	**6,253,263**	**(2,687,539)**	**81,768,766**
Income tax and social contribution losses in Brazil and overseas	18,893,423	199,654	(401,912)	18,691,165
Subtotal	**97,096,465**	**6,452,917**	**(3,089,451)**	**100,459,931**
Adjustment to fair value of securities at fair value through other comprehensive income	1,180,023	224,409	111,755	1,516,187
Total deferred tax assets (1)	**98,276,488**	**6,677,326**	**(2,977,696)**	**101,976,118**
Deferred tax liabilities (1)	7,365,091	518,405	(20,248)	7,863,248
Net deferred taxes (1)	**90,911,397**	**6,158,921**	**(2,957,448)**	**94,112,870**

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position within each taxable entity, which was a total of R$6,700,658 thousand in 2024 (R$(5,755,476) thousand in 2023).

	R$ thousands			
	Balance on December 31, 2022	Amount recorded	Amount realized	Balance on March 31, 2023
Provisions for credit losses	51,069,942	4,347,527	(2,625,489)	52,791,980
Civil provisions	3,509,402	132,426	(261,493)	3,380,335
Tax provisions	3,262,367	77,229	(250,240)	3,089,356
Labor provisions	2,686,568	106,280	(229,295)	2,563,553
Impairment of securities and investments	2,441,248	189,663	(51,604)	2,579,307
Non-financial assets held for sale	761,801	49,666	(54,342)	757,125
Adjustment to fair value of securities	80,520	94,490	(68,269)	106,741
Amortization of goodwill	406,655	5,885	(5,943)	406,597
Provision for interest on own capital	-	-	-	-
Other	4,252,330	2,431,701	(765,438)	5,918,593
Total deductible taxes on temporary differences	**68,470,833**	**7,434,867**	**(4,312,113)**	**71,593,587**
Income tax and social contribution losses in Brazil and overseas	19,128,543	259,238	(544,363)	18,843,418
Subtotal	**87,599,376**	**7,694,105**	**(4,856,476)**	**90,437,005**
Adjustment to fair value of securities at fair value through other comprehensive income	3,767,052	392,377	(2,004,524)	2,154,905
Total deferred tax assets (1)	**91,366,428**	**8,086,482**	**(6,861,000)**	**92,591,910**
Deferred tax liabilities (1)	8,785,135	621,775	(615,422)	8,791,488
Net deferred taxes (1)	**82,581,293**	**7,464,707**	**(6,245,578)**	**83,800,422**

d) Expected realization of deferred tax assets on temporary differences and carry-forward tax losses

	On March 31, 2024 - R$ thousand				
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2024	9,170,979	7,180,281	197,045	88,878	16,637,183
2025	4,723,253	3,726,013	193,995	88,594	8,731,855
2026	5,338,908	4,234,758	179,176	91,587	9,844,429
2027	2,720,856	2,141,126	104,054	71,564	5,037,600
2028	3,710,791	2,758,177	683,791	532,454	7,685,213
2029	5,698,452	4,542,916	167,874	142,966	10,552,208
2030	2,844,825	2,223,605	2,056,782	1,633,564	8,758,776
2031	2,599,472	2,066,432	2,184,781	1,747,401	8,598,086
2032	6,033,145	4,770,451	2,033,855	1,632,783	14,470,234
2033	2,977,740	2,306,586	2,294,316	2,565,705	10,144,347
Total	**45,818,421**	**35,950,345**	**10,095,669**	**8,595,496**	**100,459,931**

The projected realization of tax credits is an estimate and is not directly related to expected accounting profits. As of calendar year 2025, the new rules for deductibility of credit losses, established by Law No. 14,467/2022, were contemplated.

e) Deferred tax liabilities

	R$ thousands			
	Balance on December 31, 2023	Amount recorded	Amount realized	Balance on March 31, 2024
Fair value adjustment to securities and derivative financial instruments	1,150,588	197,143	(3,130)	1,344,601
Difference in depreciation	616,829	57,377	-	674,206
Judicial deposit	1,787,400	59,117	(3,750)	1,842,767
Other	3,810,274	204,768	(13,368)	4,001,674
Total deferred tax expense	**7,365,091**	**518,405**	**(20,248)**	**7,863,248**

	R$ thousands			
	Balance on December 31, 2022	Amount recorded	Amount realized	Balance on March 31, 2023
Fair value adjustment to securities and derivative financial instruments	1,310,556	129,253	(92,309)	1,347,500
Difference in depreciation	434,496	45,312	-	479,808
Judicial deposit	2,735,883	149,422	(146,997)	2,738,308
Other	4,304,200	297,788	(376,116)	4,225,872
Total deferred tax expense	**8,785,135**	**621,775**	**(615,422)**	**8,791,488**

f) Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousands					
	On March 31, 2024			On December 31, 2023		
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Debt instruments at fair value through other comprehensive income	(3,363,810)	1,418,693	(1,945,117)	8,792,390	(3,725,426)	5,066,964
Exchange differences on translations of foreign operations	178,776	(80,449)	98,327	21,664	(9,749)	11,915
Other	261,358	(117,611)	143,747	(2,183,307)	982,488	(1,200,819)
Total	**(2,923,675)**	**1,220,632**	**(1,703,043)**	**6,630,746**	**(2,752,686)**	**3,878,060**

38) OPERATING SEGMENTS

The Company operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Company also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally, we are engaged in insurance, supplemental Pension Plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses accounting information prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Central Bank for the purposes of making decisions about allocation of resources to the segments and assessing their performance. The information of the segments shown in the following tables considers the specific procedures and other provisions of the Brazilian Financial Institutions Accounting Plan which includes the proportional consolidation of associates and joint ventures and the non-consolidation of exclusive funds.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Our operations are substantially conducted in Brazil. Additionally, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover, we also have subsidiaries abroad, namely: Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong), Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico) and Bradesco Bank.

No revenue from transactions with a single customers or counterparty represented 10% of the Company's revenue in the period of 2024 and 2023.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

On March 31, 2024 - R$ thousand

	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	39,360,926	9,406,906	82,953	(110,979)	48,739,806	(548,490)	(442,399)	5,017,227	52,766,144
Expenses from financial intermediation (4)	(22,888,516)	(7,419,523)	-	110,979	(30,197,060)	111,232	1,186,039	(6,977,922)	(35,877,711)
Financial margin	**16,472,410**	**1,987,383**	**82,953**	**-**	**18,542,746**	**(437,258)**	**743,640**	**(1,960,695)**	**16,888,433**
Expected Credit Loss Associated with Credit Risk expense	(8,432,611)	-	-	-	(8,432,611)	-	-	1,323,559	(7,109,052)
Gross income from financial intermediation	**8,039,799**	**1,987,383**	**82,953**	**-**	**10,110,135**	**(437,258)**	**743,640**	**(637,136)**	**9,779,381**
Other income from insurance, pension plans and capitalization bonds	-	2,187,565	-	2,552	2,190,117	-	-	(256,569)	1,933,548
Fee and commission income and income from banking fees	8,598,430	200,881	956	(2,830)	8,797,437	(1,357,411)	(543,590)	(508,869)	6,387,567
Personnel expenses	(5,391,140)	(665,229)	(6,331)	-	(6,062,700)	238,259	-	549,555	(5,274,886)
Other administrative expenses (5)	(5,050,995)	(520,595)	(2,923)	94,980	(5,479,533)	350,395	(250,088)	(53,309)	(5,432,535)
Tax expenses	(1,518,462)	(353,147)	(3,720)	-	(1,875,329)	169,945	-	0	(1,705,384)
Share of profit (loss) of associates and jointly controlled entities	34,653	21,235	-	-	55,888	408,042	-	225	464,155
IR/CSl and Other income/expenses	(2,494,600)	(907,624)	(28,203)	(94,702)	(3,525,129)	628,028	50,038	897,985	(1,949,078)
Net Income in March 31, 2024	**2,217,685**	**1,950,469**	**42,732**	**-**	**4,210,886**	**-**	**-**	**(8,118)**	**4,202,768**
Total assets	**1,690,844,142**	**421,048,631**	**3,278,928**	**(115,095,711)**	**2,000,075,990**	**(9,490,741)**	**(48,926,749)**	**14,419,968**	**1,956,078,468**
Investments in associates and joint ventures	**70,338,933**	**3,058,158**	**1,140**	**(69,520,382)**	**3,877,849**	**6,076,447**	**-**	**(70,238)**	**9,884,058**
Total liabilities	**1,497,020,662**	**386,273,753**	**45,544**	**(45,575,329)**	**1,837,764,630**	**(9,490,741)**	**(48,926,749)**	**10,232,420**	**1,789,579,560**

(1) Refers to: adjustments to exclude the effects of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Company that were prepared in accordance with IFRS. The main adjustments refer to the expected loss for financial assets, business models, effective interest rates, business combinations and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

	On March 31, 2023 - R$ thousands								
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Adjustments (3)	Consolidated in accordance with IFRS
Revenue from financial intermediation	42,427,617	9,970,994	133,076	(172,686)	52,359,001	(571,377)	(764,226)	6,410,767	57,434,165
Expenses from financial intermediation (4)	(25,143,218)	(8,028,049)	(6)	172,686	(32,998,587)	156,683	1,401,430	(8,010,085)	(39,450,559)
Financial margin	**17,284,399**	**1,942,945**	**133,070**	**-**	**19,360,414**	**(414,694)**	**637,204**	**(1,599,318)**	**17,983,606**
Expected Credit Loss Associated with Credit Risk expense	(9,661,923)	-	-	-	(9,661,923)	-	-	2,590,134	(7,071,789)
Gross income from financial intermediation	**7,622,476**	**1,942,945**	**133,070**	**-**	**9,698,491**	**(414,694)**	**637,204**	**990,816**	**10,911,817**
Other income from insurance, pension plans and capitalization bonds	-	1,638,325	-	7,848	1,646,173	-	-	(244,846)	1,401,327
Fee and commission income and income from banking fees	8,261,403	436,345	1,396	(8,015)	8,691,129	(1,285,671)	(516,968)	(238,804)	6,649,686
Personnel expenses	(5,198,182)	(603,026)	(5,788)	-	(5,806,996)	194,952	-	470,300	(5,141,744)
Other administrative expenses (5)	(5,012,352)	(453,453)	(3,667)	117,209	(5,352,263)	285,693	(213,969)	(40,768)	(5,321,307)
Tax expenses	(1,652,376)	(333,071)	(6,636)	-	(1,992,083)	171,218	-	-	(1,820,865)
Share of profit (loss) of associates and jointly controlled entities	34,700	6,035	-	-	40,735	355,144	-	121	396,000
IR/CSI and Other income/expenses	(1,531,723)	(954,928)	(41,189)	(117,042)	(2,644,882)	693,358	93,733	256,687	(1,601,104)
Net Income in March 31, 2023	**2,523,946**	**1,679,172**	**77,186**	**-**	**4,280,304**	**-**	**-**	**1,193,506**	**5,473,810**
Total assets	**1,592,950,504**	**380,591,349**	**3,935,052**	**(113,451,017)**	**1,864,025,888**	**(10,029,499)**	**(41,610,285)**	**16,345,417**	**1,828,731,521**
Investments in associates and joint ventures	**67,993,025**	**2,886,195**	**1,160**	**(67,208,816)**	**3,671,564**	**5,557,366**	**-**	**(71,407)**	**9,157,523**
Total liabilities	**1,405,049,513**	**347,936,822**	**126,089**	**(46,242,201)**	**1,706,870,223**	**(10,029,499)**	**(41,610,285)**	**10,454,800**	**1,665,685,239**

(1) Refers to: consolidation adjustments, originating from proportionally consolidated companies (Grupo Cielo, Grupo EloPar, Crediare, etc.);
(2) Consolidation adjustments originating from the "non-consolidation" of exclusive funds;
(3) Adjustments due to differences in accounting standards used in management reports and in the Organization's financial statements that were prepared in IFRS. The main adjustments refer to the expected loss of financial assets, business models, effective interest rate, business combination and insurance contracts;
(4) Includes, in the Consolidated Financial Statements, the balances referring to "Net gains / (losses) on financial assets and liabilities at fair value through profit or loss", "Net gains / (losses) on financial assets at fair value through other comprehensive income" and "Net gains / (losses) from operations in foreign currency"; and
(5) Includes, in the Consolidated Financial Statements, the balances referring to depreciation and amortization.

As shown in the table and note (3) above, the adjustments arising from the differences between the criteria, procedures and rules used to prepare the operating segments in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by Bacen and the international accounting standard, in accordance with the pronouncements issued by the IASB, the main ones being: (i) expected losses on financial assets – R$225 million (2023 – R$251 million); (ii) business models/effective interest rate/others – R$275 million (2023 – R$1,691 million); (iii) insurance contracts – R$110 million (2023 – R$(1,347) million); and (iv) business combination – R$4,691 million (2023 – R$4,654 million).

39) TRANSACTIONS WITH RELATED PARTIES

The Company has a policy for transactions with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

								R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023	On March 31, 2024	On December 31, 2023
Assets								
Securities and derivative financial instruments	-	-	605,893	597,902	-	-	605,893	597,902
Loans and other assets	9	13	1,015,077	3,535,976	159,228	188,985	1,174,314	3,724,974
Liabilities								
Customer and financial institution resources	4,010,197	3,730,162	740,019	971,846	472,991	521,191	5,223,207	5,223,199
Securities and subordinated debt securities	20,188,895	19,045,768	-	-	1,096,279	1,324,020	21,285,174	20,369,788
Other liabilities (4)	2,217,801	2,298,873	12,520,491	13,392,843	1,788	1,801	14,740,080	15,693,517

								Three-month period ended on March 31 - R$ thousands
	Shareholders of the parent (1)		Associates and jointly controlled companies (2)		Key Management Personnel (3)		Total	
	2024	2023	2024	2023	2024	2023	2024	2023
Revenues and expenses								
Net interest income	(696,581)	(743,896)	31,288	(29,158)	(45,007)	(54,881)	(710,300)	(827,935)
Income from services provided	30	44	49,089	57,157	11	12	49,130	57,213
Other expenses net of other operating revenues	24,713	21,613	(680,479)	(527,962)	(4,890)	(5,063)	(660,656)	(511,412)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 13;
(3) Members of the Board of Directors and the Board of Executive Officers; and
(4) It includes interest on equity.

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders' Meeting:

- The annual total amount of management compensation, set forth at the Board of Directors' Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management Pension Plans, within the Employee and Management pension plan of the Bradesco Company.

For 2024, the maximum amount of R$618,177 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Company, and R$605,000 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB (class B preferred shares) shares issued by BBD Participações S.A. and/or PN (preferred shares) shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Salaries	120,337	156,280
Total	**120,337**	**156,280**

Post-employment benefits

	R$ thousands	
	Three-month period ended on March 31	
	2024	2023
Defined contribution pension plans	130,840	145,148
Total	**130,840**	**145,148**

The Company has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

b) Equity participation

The members of the Board of Directors and the Board of the Executive Officers had, together directly, the following shareholding in Bradesco:

Direct ownership	On March 31, 2024	On December 31, 2023
Common shares	0.33%	0.33%
Preferred shares	0.84%	0.83%
Total shares (1)	**0.58%**	**0.58%**

(1) On March 31, 2024, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 1.81% of common shares, 0.87% of preferred shares and 1.34% of all shares (on December 31, 2023 – 1.63% of common shares, 0.85% of preferred shares and 1.24% of all shares).

40) RISK MANAGEMENT

The risk management activity is highly strategic due to the increasing complexity of products and services and the globalization of the Company's business. The dynamism of the markets leads the Company to constantly seek to improve this activity.

The Company carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. It promotes the dissemination of the risk culture to all employees, at all hierarchical levels, from the business areas to the Board of Directors.

Scope of Risk Management

The Company's risk management scope reaches a wide vision of risks within the Company, allowing risks at a consolidated level to be supported by the corporate risk management process in order to support the development of the Company's activities. To this end, the Company's action is carried out by means of three lines of defense in which they all contribute to provide reasonable assurance that the specified goals are reached:

- **First line**, represented by the business areas and areas of support, responsible for identifying, assessing, reporting and managing the inherent risks as part of the day-to-day activities. In addition, they are responsible for the execution of controls, in response to the risks, and/or for the definition and implementation of action plans to ensure the effectiveness of the internal control environment, while keeping risks within acceptable levels;
- **Second line**, represented by the areas of supervision, responsible for establishing policies and procedures of risk management and compliance for the development and/or monitoring of controls in the first line of defense, in addition to the activities and responsibilities associated with independent validation of models. In this line, we highlight the Departments of Integrated Risk Control, Compliance, Conduct and Ethics, Legal, and Corporate Security, Independent Model Assessment area, among others; and
- **Third line**, represented by the General Inspectorate Department Audit and General Inspectory, which is responsible for assessing independently the effectiveness of the risk management and internal controls, including the form by which the first and second lines accomplish their goals, reporting the results of their work to the Board of Directors, the Audit Committee, Fiscal Council and senior management.

Risk Appetite Statement (RAS)

The risk appetite refers to the types and levels of risks that the Company is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Company.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis[1], or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Company to all its members.

Dimensions of Risk Appetite

For the many types of risks, whether measurable or not, the Company established control approaches, observing the main global dimensions: Solvency, Liquidity, Profitability, Credit, Market, Operational, Cyber Security, Social, Environmental, Climate, Reputation, Model and Qualitative Risks.

Risk and Capital Management Structures

The risk and capital management structure are made up of several committees, commissions and departments that support the Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Company in strategic decision making.

The Company has the Integrated Risk and Capital Allocation Management Committee – COGIRAC, whose duty is to advise the Director-CEO in performing its duties, related to the management and control of all risks, and to the capital of the Company.

The risk management structure also has the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) PLDFT/Sanctions and Information Security/Cyber, there is also the Executive Committee for Products, Services and Partnerships and the Executive Committees of the business areas which, among their attributions, suggest the limits of exposure to their respective risks and prepare mitigation plans to be submitted for evaluation by the Risk Committee and deliberation by the Board of Directors.

In addition, it is the responsibility of the Risk Committee to assess the structure of the Company's risk management and occasionally propose improvements and challenge the Group's risk structure in the face of new trends and threats, as well as to advise the Board of Directors in the performance of its assignments related to the management and control of risks and capital.

The Organization's Board of Directors approved the information disclosed in this report regarding the description of the risk and capital management structure.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of specific events and circumstances on capital, on liquidity or on the value of a particular portfolio of the Company.

[1] The Risk Committee, in relation to the RAS, has the following attributions: to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner; and b) to supervise compliance, by the institution's Board of Executive Officers, with the terms of the RAS.

In the Stress Testing Program, the scenarios and results are validated by COGIRAC, evaluated by the Risk Committee and deliberated by the Board of Directors, which is also responsible for approving the program and the guidelines to be followed.

40.1. Capital Management

The Group manages capital involving the control and business areas, in accordance with the guidelines of the Executive Board and the Board of Directors and has a governance structure composed of Commissions, Committees and the highest body is the Board of Directors.

The Controllership Department is responsible for complying with the determinations of the Central Bank of Brazil, relevant to capital management activities and for supporting the Senior Management with analyzes and projections of the availability and need for capital, identifying threats and opportunities that contribute to the planning sufficiency and optimization of capital levels.

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Company's strategic goals to support the risks inherent to its activities.

To calculate the Basel Ratio, the Organization presents information relating to the Prudential Conglomerate (regulatory requirement of the Central Bank of Brazil) which Management considers to be the Group's most relevant regulatory requirement as it covers a significant part of the Group's companies. Other controlled and associated companies are subject to additional regulatory requirements at the entity level and have specific regulations on capital requirements. All met the minimum requirements on December 31, 2023 and 2022.

In this way, it adopt's a forward-looking stance, of three years, when elaborating its capital plan, anticipating the need for capital, as well as establishing procedures and contingency actions to be considered in adverse scenarios, taking into account possible changes in the conditions of the regulatory, economic and business environment in which it operates.

To ensure a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred, the group maintains periodic monitoring of capital projections considering a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is in line with market practices and the regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The results from the Group's capital projections are submitted to the Senior Management, pursuant to the governance established. In addition, the Company's regulatory capital sufficiency is monitored by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio of the Prudential Conglomerate (the Prudential Conglomerates is a sub-set of the consolidated Organization defined for regulatory capital purposes and includes: (i) the financial institutions authorized to function by the Central Bank of Brazil; (ii) consortium administrators; (iii) payment institutions; (iv) companies that acquire credit operations, including real estate or credit rights; (v) other legal entities domiciled in Brazil which invest in these companies; and (vi) funds

in which any of the other members of the Prudential Conglomerate hold or retain substantial risks and / or benefits).

Details of Reference Equity (PR), Capital and Liquidity Ratios

The following table presents the main metrics established by prudential regulation (orders financial institutions to comply with requirements to cope with risks associated with their financial activities), such as regulatory capital, leverage ratio and liquidity indicators:

Calculation basis - Basel Ratio	R$ thousands	
	Basel III	
	On March 31, 2024	On December 31, 2023
	Prudential	
Regulatory capital - values		
Common equity	106,167,412	110,689,318
Level I	120,727,267	125,412,066
Reference Equity - RE	145,621,238	149,969,145
Risk-weighted assets (RWA) - amounts		
Total RWA	947,047,400	947,737,574
Regulatory capital as a proportion of RWA		
Index of Common equity - ICP	11.2%	11.7%
Tier I Capital	12.7%	13.2%
Basel Ratio	15.4%	15.8%
Additional Common Equity (ACP) as a proportion of RWA		
Additional Common Equity Conservation - ACPConservation	2.50%	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%	1.00%
Total ACP (1)	3.50%	3.50%
Excess Margin of Common Equity	3.21%	3.68%
Leverage Ratio (AR)		
Total exposure	1,740,974,434	1,714,042,678
AR	6.9%	7.3%
Short Term Liquidity Indicator (LCR)		
Total High Quality Liquid Assets (HQLA)	248,433,393	248,691,252
Total net cash outflow	128,556,427	129,797,562
LCR	193.2%	191.6%
Long Term Liquidity Indicator (NSFR)		
Available stable funding (ASF)	924,549,634	934,324,784
Stable resources required (RSF)	749,310,406	737,181,037
NSFR	123.4%	126.7%

(1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

40.2. Credit risk

Credit risk refers to the possibility of losses associated with the borrower's or counterparty's failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty's noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Company is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Company controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Company maps the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Company is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades involving bilateral flows, including the settlement of derivative financial instruments.

The Company exercises control over the replacement cost and potential future exposures from operations where there is counterparty credit risk. Thereby, each counterparty's exposure referring to this risk is treated in the same way and is part of general credit limits granted by the Company's to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CVA – Credit Value Adjustment), segregated by counterparty, and (iii) of the respective regulatory and economic capital. The methodology adopted by the Company establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

In the context of risk management , the Company conducts studies of projection of capital, for example of the Stress Test of the ICAAP (Evaluation of Capital Adequacy) and TEBU (Bottom-Up Stress Test). These are multidisciplinary programs involving minimally the areas of Business and Economic Departments, of Budget/Result and Risk.

Regarding the forms of mitigating the counterparty credit risk that the Company is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Company or with other trustees, whose counterparty's risks are also appropriately evaluated.

The calculation of the value of the exposure relating to credit risk of the counterpart arising from operations with derivative instruments subject to the calculation of the capital requirement through the standardized approach (RWA_{CPAD}) has been updated for the SA-CCR Approach (Standardized Approach for Counterparty Credit Risk),

following the Annex I of BCB Resolution No. 229, of 2022.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Management Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

The structure of credit risk management is part of the second line of the Company, several areas actively participate in improving the client risk rating models.

This structure reviews the internal processes, including the roles and responsibilities and training and requirements, as well as conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

The Company's strategy is to maintain a wide client base and a diversified credit portfolio, both in terms of products and segments, commensurate with the risks undertaken and appropriate levels of provisioning and concentration.

Under the responsibility of the Credit Department, lending procedures are based on the Company's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data, behaviors and transactional) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to the submission of proposals depends on its size, the total exposure to the Company, the guarantees offered, the level of restriction and their credit risk score/rating. All business proposals are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committees was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide

information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and legal entities with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The Company has a process of Governance practices and follow-ups. Practices include the Governance of Concession Limits and Credit Recovery, which, depending on the size of the operation or of the total exposure of the counterpart, require approval at the level of the Board of Directors. In addition, follow-ups are made frequently of the portfolio, with evaluations as to their evolution, delinquency, provisions, vintage studies, and capital, among others.

In addition to the process and governance of limits for approval of credit and recovery, in the risk appetite defined by the Company, the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per countries) are monitored. In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF), the indicator of problem asset and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the pricing of operations, but also for defining the guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,945 of the National Monetary Council and includes analysis of social and environmental risks in projects, aimed at evaluating customers' compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Company's economic groups/ customers is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/ customers defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment, notes/restrictions and value of credit contracted.

Customer rating for economic groups are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Customer Ratings are also based on statistical procedures and analysis of variables that discriminate risk behavior. This is done through the application of statistical models for credit evaluation.

The Customer Rating is used, in sets with several decision variables, to analyze the granting and/or renewal of operations and credit limits, as well as for monitoring the deterioration of the customers' risk profile.

Control and Monitoring

The credit risk of the Company has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, in which methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk and Capital Allocation Management Committee.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, troubled assets, restructurings, credit recoveries, losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others.

The area also monitors any internal or external event that may cause a significant impact on the Company's credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Internal Report

Credit risk is monitored on a timely basis in order to maintain the risk levels within the limits established by the Company. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations, that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, national managers, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers, such as assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others, providing both a macro-level and detailed view of the information, and also enabling a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off,

restriction levels, guarantees, portfolio quality by rating, among others).

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; and
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands			
	On March 31, 2024		On December 31, 2023	
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets				
Cash and balances with banks (Note 5)	143,643,378	-	151,053,972	-
Financial assets at fair value through profit or loss (Note 6)	376,536,570	-	387,598,377	-
Debt instruments at fair value through other comprehensive income (Note 8) (1)	215,742,891	(151,120)	212,849,606	(136,884)
Loans and advances to financial institutions (Note 10)	223,925,524	(873)	205,103,649	(990)
Loans and advances to customers (Note 11)	637,825,162	(47,711,707)	629,686,699	(50,184,880)
Securities at amortized cost (Note 9)	181,013,355	(5,422,443)	180,352,343	(5,145,266)
Other assets (Note 16)	68,516,149	-	56,958,860	-
Other financial instruments with credit risk exposure				
Loan Commitments (Note 11 and 24)	302,386,309	(2,216,294)	299,728,458	(2,274,316)
Financial guarantees (Note 11 and 24)	106,121,742	(1,245,058)	105,816,558	(1,202,614)
Total risk exposure	**2,255,711,080**	**(56,747,495)**	**2,229,148,522**	**(58,944,950)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

Loans and advances to customers

Concentration of credit risk

	R$ thousands	
	On March 31, 2024	On December 31, 2023
Largest borrower	1.2%	1.1%
10 largest borrowers	4.8%	5.0%
20 largest borrowers	7.3%	7.7%
50 largest borrowers	10.9%	11.4%
100 largest borrowers	14.0%	14.4%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	R$ thousands			
	On March 31, 2024	%	On December 31, 2023	%
Public sector	**5,177,671**	**0.8**	**5,756,517**	**0.9**
Oil, derivatives and aggregate activities	3,402,264	0.5	3,983,467	0.6
Production and distribution of electricity	1,744,189	0.3	1,742,150	0.3
Other industries	31,218	-	30,900	-
Private sector	**632,647,491**	**99.2**	**623,930,182**	**97.0**
Companies	**265,662,642**	**41.7**	**263,664,833**	**41.0**
Real estate and construction activities	21,725,941	3.4	21,251,317	3.3
Retail	34,733,428	5.4	37,908,281	5.9
Services	59,347,101	9.3	59,998,199	9.3
Transportation and concession	24,612,744	3.9	28,194,418	4.4
Automotive	6,948,932	1.1	6,735,346	1.0
Food products	12,077,486	1.9	11,341,529	1.8
Wholesale	17,392,665	2.7	16,329,368	2.5
Production and distribution of electricity	5,689,420	0.9	6,321,360	1.0
Siderurgy and metallurgy	9,644,216	1.5	9,267,698	1.4
Sugar and alcohol	9,791,445	1.5	9,142,541	1.4
Other industries	63,699,264	10.0	57,174,776	8.9
Individuals	**366,984,849**	**57.5**	**360,265,349**	**56.0**
Total portfolio	**637,825,162**	**100.0**	**643,012,832**	**100.0**
Expected credit loss	(47,711,707)		(50,184,880)	
Total of net loans and advances to customers	**590,113,455**		**579,501,819**	

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousands			
	On March 31, 2024		On December 31, 2023	
	Book value (1)	Fair Value of Guarantees	Book value (1)	Fair Value of Guarantees
Companies	**270,840,313**	**144,292,134**	**269,421,350**	**141,547,243**
Stage 1	233,455,379	133,968,098	230,134,580	131,107,974
Stage 2	12,127,335	4,651,939	12,538,317	4,806,138
Stage 3	25,257,599	5,672,097	26,748,453	5,633,131
Individuals	**366,984,849**	**242,676,946**	**360,265,349**	**239,695,044**
Stage 1	308,757,338	215,890,016	298,686,536	210,647,223
Stage 2	21,308,535	17,359,363	22,711,786	19,838,577
Stage 3	36,918,976	9,427,567	38,867,027	9,209,244
Total	**637,825,162**	**386,969,080**	**629,686,699**	**381,242,287**

(1) Of the total balance of loan operations, R$389,063,079 thousand (December 31, 2022 – R$434,935,659 thousand) refers to operations without guarantees.

40.3. Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and market interest rates of the Company's financial instruments, such as your asset and liability transactions that may have mismatched amounts, maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Company's exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Company to market risk are identified, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In line with the best Corporate Governance practices, with the objective of preserving and strengthening the management of market risk in the Group, as well as complying with the provisions of Resolution No. 4,557 of the National Monetary Council, the Board of Directors approved the Market Risk, which is reviewed at least annually by the competent Committees and by the Board of Directors, providing the main guidelines for accepting, controlling and managing market risk. In addition to this policy, the Group has specific rules to regulate the market risk management process, as follows:

- Classification of Operations;
- Reclassification of Operations;
- Trading of Public or Private Securities;
- Use of Derivatives; and
- Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Company be the first financial institution in the country authorized by the Central Bank of Brazil to use

its internal market risk models to calculate regulatory capital requirements since January 2013. This process is also revised at least once a year by the Committees and approved the Board of Directors itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk and Capital Allocation Management Committee, and then for approval by the Board of Directors. Based on the business' characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all financial assets at fair value through profit or loss, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The risks of this portfolio are monitored through:

- Value at Risk (VaR);
- Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);
- Income; and
- Financial Exposure/Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Group's other businesses and their respective hedges. Portfolio risks in these cases are monitored by:

- Variation of economic value due to the variation in the interest rate – ΔEVE (Economic Value of Equity); and
- Variation of the net revenue of interest due to the variation in the rate of interest – ΔNII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value of Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. The use of different methodologies for measuring and evaluating risks is important, as they are always complementary and their combined use allows the capture of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are mainly controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Company's positions. The analysis uses stress scenarios prepared by the Market Risk area and the Company's economists based on historical and prospective data for the risk factors in which the Company portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing

exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Company's income, respectively, according to scenarios prepared by the Company's economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Company's investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Company's variation in the net interest income (gross margin) due to eventual variations in the interest rate level, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the customers are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

The Mark-to-Market Commission (CMM), is responsible for approving or submitting fair value models to the Market and Liquidity Risk Commission. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the CMM and for the submission of matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the

instruments, which also follow the same CMM approval procedure and are submitted to the Company's validation and assessment processes.

Fair value criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

Financial instruments to be included in the Trading Portfolio must be approved by the Treasury or Products, Services and Partnerships Executive Committee and have their pricing criteria defined by the CMM.

The following principles for the fair value process are adopted by the Company:

- Commitment: the Company is committed to ensuring that the prices used reflect the fair value of the operations. Should information not be found, the Company uses its best efforts to estimate the fair value of the financial instruments;
- Frequency: the formalized fair value criteria are applied on a daily basis;
- Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the fair value criteria;
- Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Company; and
- Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Should any threshold controlled by the DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk and Capital Allocation Management Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions

to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Company created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco's Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

- control and classify the transactions, respecting the exposure and risk limits in effect;
- alter, modify or revert positions due to changes in the market and to operational strategies; and
- reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) mark-to-market of hedge instruments.

Cash flow Hedge

Bradesco maintains cash flow hedges. See more details in Note 7.

Standardized and "Continuous Use" Derivatives

Company's Treasury Department may use standardized (traded on an exchange) and "continuous use" (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as "continuous use" are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as "continuous use" or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair Value)

Risk factors	R$ thousands			
	On March 31, 2024		On December 31, 2023	
	Assets	Liabilities	Assets	Liabilities
Fixed rates	60,820,049	44,056,434	74,840,828	56,337,018
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	16,899,394	15,550,097	14,938,784	10,822,907
Exchange coupon	1,289,190	1,677,937	1,195,092	963,862
Foreign Currency	11,280,243	12,381,455	6,263,810	6,391,302
Equities	10,443,102	10,335,899	7,549,052	5,926,077
Sovereign/Eurobonds and Treasuries	25,523,459	19,489,466	8,664,699	7,497,824
Other	50,274	1,503,029	1,735,873	400,706
Total	**126,305,711**	**104,994,317**	**115,188,138**	**88,339,696**

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$18,648 thousand for the first quarter of 2024, with Prefixed as the largest risk factor participation of the portfolio.

Risk factors	R$ thousands	
	On March 31, 2024	On December 31, 2023
Fixed rates	11,068	3,010
IGPM/IPCA	2,797	7,671
Exchange coupon	179	311
Foreign Currency	9,042	2,507
Sovereign/Eurobonds and Treasuries	1,354	2,003
Equities	8,745	3,283
Other	5,534	2,340
Correlation/diversification effect	(20,071)	(13,657)
VaR at the end of the year	**18,648**	**7,468**

Average VaR in the year	21,332	14,916
Minimum VaR in the year	7,866	4,982
Maximum VaR in the year	34,721	45,150

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon[2] (the highest between 10 days and the horizon of the portfolio) by the 'square root of time' method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

[2] The maximum amount between the book's holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

Risk factors	R$ thousands			
	On March 31, 2024		On December 31, 2023	
	VaR	Stressed	VaR	Stressed
Interest rate	47,659	69,007	22,441	79,660
Exchange rate	28,783	35,646	12,780	7,654
Commodity price (Commodities)	1,657	1,668	1,188	1,385
Equities	4,282	6,898	6,334	4,904
Correlation/diversification effect	(12,304)	(19,231)	12,569	(8,333)
VaR at the end of the year	**70,077**	**93,988**	**55,312**	**85,270**
Average VaR in the year	75,523	120,470	66,143	121,567
Minimum VaR in the year	32,861	83,004	26,739	54,047
Maximum VaR in the year	126,982	192,245	156,329	287,868

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical profit or loss, obtained from the same positions used in the VaR calculation, and with the effective profit or loss, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exceptions accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Company, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The daily results corresponding to the last 250 business days, exceeded the respective VaR with a 99% confidence level once in the hypothetical view and not once in the effective view in March/2024. In December/2023, the daily results corresponding to the last 250 business days exceeded the respective VaR with a confidence level of 99% never in the hypothetical view and once in the actual view.

According to the document published by the Basel Committee on Banking Supervision, breakouts would be classified as "Bad luck or the markets moved in a way not predicted by the model", that is, the volatility was significantly higher than the expected and/or correlations were different from those assumed by the model.

Stress Analysis – Trading Portfolio

The Company also assesses on a daily basis the possible impacts on profit or loss in stress scenarios considering a holding period of 20 business days, ie, how much prices or interest rates can change in 20 business days based on historical data and prospective scenarios. This metric is monitored with limits established in the governance process. The scenarios are defined for each risk factor and they are represented as a shock or discount factors which are applied to the trading book

position, thus, the value calculated represents a possible loss of the trading book in a stress scenario:

	R$ thousands	
	On March 31, 2024	On December 31, 2023
At the end of the year	482,626	148,016
Average in the year	318,123	191,400
Minimum in the year	123,848	94,289
Maximum in the year	482,626	318,578

Note: Values net of tax effects.

Sensitivity Analysis of Financial Exposures

The sensitivity analysis of the Company's financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis and carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions. As of December 31, 2022, the scenarios were:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Company has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Company.

Sensitivity Analysis – Trading Portfolio

							R$ thousands
		Trading Portfolio (1)					
		Scenarios					
		On March 31, 2024			On December 31, 2023		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(705)	(172,168)	(335,592)	(25)	(14,760)	(27,497)
Price indexes	Exposure subject to variations in price index coupon rates	(3,264)	(55,799)	(118,071)	(3,861)	(130,968)	(266,123)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(11)	(1,695)	(3,342)	(18)	(2,783)	(5,489)
Foreign currency	Exposure subject to exchange rate variations	6,057	151,417	302,833	1,507	37,669	75,338
Equities	Exposure subject to variation in stock prices	(590)	(14,741)	(29,481)	1,188	29,696	59,392
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(212)	(28,994)	(60,169)	128	8,831	15,365
Other	Exposure not classified in other definitions	(501)	(12,527)	(25,054)	(94)	(2,341)	(4,683)
Total excluding correlation of risk factors		**774**	**(134,507)**	**(268,876)**	**(1,175)**	**(74,656)**	**(153,697)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 240 bps and 471 bps (scenarios 2 and 3 respectively) on March 31, 2024 (on December 31, 2023 - the values were approximately 245 bps and 480 bps in scenarios 2 and 3 respectively).

Sensitivity Analysis – Trading and Banking Portfolios

							R$ thousands
		Trading and Banking Portfolios (1)					
		Scenarios					
		On March 31, 2024			On December 31, 2023		
		1	2	3	1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(4,109)	(1,268,930)	(2.731.017)	(2,113)	(845,801)	(1,949,962)
Price indexes	Exposure subject to variations in price index coupon rates	(18,867)	(2,318,856)	(4.205.956)	(20,461)	(2,347,022)	(4,307,241)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(558)	(78,452)	(155.274)	(985)	(112,436)	(216,387)
Foreign currency	Exposure subject to exchange rate variations	(1,558)	(38,949)	(77.899)	(2,212)	(55,293)	(110,585)
Equities	Exposure subject to variation in stock prices	(62,642)	(1,566,052)	(3.132.104)	(43,432)	(1,085,794)	(2,171,588)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(2,219)	(226,255)	(435.390)	(1,172)	(117,366)	(229,078)
Other	Exposure not classified in other definitions	(452)	(11,292)	(22.585)	(41)	(1,016)	(2,031)
Total excluding correlation of risk factors		**(90.405)**	**(5,508,786)**	**(10,760,225)**	**(70,416)**	**(4,564,728)**	**(8,986,872)**

(1) Values net of taxes; and

(2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 241 bps and 474 bps (scenarios 2 and 3 respectively) on March 31, 2024 (on December 31, 2023 - the values were approximately 269 bps and 548 bps in scenarios 2 and 3 respectively).

40.4. Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Company to settle operations in a timely manner.

Control and Monitoring

The liquidity risk management of the Company is performed using tools developed on platforms and validated by independent areas of the Company. Among the key metrics and indicators considered in the framework of liquidity risk, are:

- **Information on the Liquidity Coverage Ratio (LCR):** A measure of the sufficiency of liquid instruments to honor the cash outflows of the Company within the next thirty days in a scenario of stress;
- **Net Stable Funding Ratio (NSFR):** A measure of the sufficiency of structural funding to finance long-term assets in the statement of financial position of the Company;
- Loss of deposits to different time horizons;
- Maps of concentration of funding in different visions (product, term and counterpart); and
- Integrated stress exercises where different dimensions of risk are addressed.

Limits were established for the main metrics, which can be strategic (approved up to the level of the Board of Directors) or operational (approved by the Treasury Executive Committee for Asset and Liability Management), based on flags, which trigger different levels of governance according to the percentage of use (consumption) of their respective limits.

Liquidity Risk Mitigation

The governance established for the liquidity risk management includes a series of recommendations to mitigate the risk of liquidity, among the main strategies, are:

- Diversification of funding as to the counterpart, product and term;
- Adoption of managerial limits of liquidity, in addition to those required by the regulator;
- Prior analysis of products which may affect the liquidity before their implementation; and
- Simulations of stress of liquidity of the portfolio.

Stress Tests

Due to the dynamics and criticality of this theme, the management and control of liquidity risk should happen every day and be based on stress scenarios. In this way, the main metric used for the monitoring of the liquidity risk of the Prudential Conglomerate is the Short-term Liquidity Coverage Ratio (LCR), which measures the adequacy of liquid resources to honor the commitments in the next thirty days considering a scenario of stress. Therefore, the daily management is performed

through the stress test.

In addition to the LCR and other metrics of monitoring, simulations of stress scenarios in the long-term are performed, within the integrated stress test program (ICAAP for example), also to evaluate a possible deterioration of liquidity indicators for different time horizons.

Internal communication

Internal communication about liquidity risk, both between departments and between the different layers of internal governance is done through internal reports and committees involving both areas (Treasury and DCIR) and the Company's senior management.

Additionally, reports are distributed daily to the areas involved in management and control, as well as to senior management. Several analysis instruments are part of this process and are used to monitor liquidity, such as:

• Daily distribution of liquidity control instruments;
• Automatic intraday update of liquidity reports for the proper management of the Treasury Department;
• Preparation of reports with past and future movements, based on scenarios;
• Daily verification of compliance with the minimum liquidity level;
• Preparation of complementary reports in which the concentration of funding is presented by type of product, term and counterparty; and
• Weekly reports to senior management with behavior and expectations regarding the liquidity situation.

The liquidity risk management process has an alert system, which determines the appropriate level of reporting of risk reports according to the percentage of use of the established limits. Thus, the lower the liquidity ratios, the higher levels of management of the Company receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

							R$ thousands
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total on March 31, 2024	Total on December 31, 2023
Deposits from banks	247,619,719	36,213,948	22,342,749	17,729,032	2,890,882	326,796,330	320,410,105
Deposits from customers	177,917,606	20,849,502	122,068,066	273,259,404	675,202	594,769,780	632,337,290
Securities issued	3,608,421	5,755,430	45,270,191	177,634,660	9,219,164	241,487,866	237,331,491
Subordinated debts	-	-	1,142,773	16,277,544	68,402,582	85,822,899	84,376,010
Insurance contract liabilities	6,290,184	25,054,886	24,787,348	123,126,792	174,383,030	353,642,240	344,792,222
Other financial liabilities (1)	55,292,123	19,838,062	4,768,255	5,426,072	1,738,001	87,062,513	82,619,532
Total liabilities on March 31, 2024	**490,728,053**	**107,711,828**	**220,379,382**	**613,453,504**	**257,308,861**	**1,689,581,628**	
Total liabilities on December 31, 2023	**497,229,022**	**110,260,323**	**199,682,728**	**638,105,420**	**256,589,157**		**1,701,866,650**

(1) Includes credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The cash flows that the Company estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

In the Company, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Company are settled at net value, and include:

- Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and
- Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

							R$ thousands
	Up to 1 month	**From 1 to 3 months**	**From 3 months to 1 year**	**From 1 to 5 years**	**More than 5 years**	**Total on March 31, 2024**	**Total on December 31, 2023**
Differential of swaps payable	55,047	176,403	1,209,779	1,049,231	1,088,147	3,578,607	3,101,273
Non-deliverable forwards	12,957,231	85,784	189,179	106,299	878	13,339,371	3,987,714
• Purchased	6,478,929	63,529	164,252	96,892	878	6,804,480	1,109,371
• Sold	6,478,302	22,255	24,927	9,407	-	6,534,891	2,878,343
Premiums of options	955,141	1,078,447	2,093,052	362,655	30,131	4,519,426	2,236,620
Other	380,686	85,389	179,072	91,717	-	736,864	1,413,851
Total of derivative liabilities on March 31, 2024	**14,348,105**	**1,426,023**	**3,671,082**	**1,609,902**	**1,119,156**	**22,174,268**	
Total of derivative liabilities on December 31, 2023	**5,506,835**	**862,607**	**1,745,089**	**1,434,610**	**1,190,317**		**10,739,458**

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Group segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

R$ thousands

	Current			Non-current				
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total on March 31, 2024	Total on December 31, 2023
Assets								
Cash and balances with banks	143,643,378	-	-	-	-	-	143,643,378	151,053,972
Financial assets at fair value through profit or loss	353,837,146	5,018,356	3,640,511	9,907,005	4,133,552	-	376,536,570	387,598,377
Debt instruments at fair value through other comprehensive income	9,686,264	12,102,953	32,990,627	100,362,217	60,600,830	-	215,742,891	212,849,606
Loans and advances to customers, net of impairment	81,029,618	136,155,787	81,850,487	213,860,889	77,216,674	-	590,113,455	579,501,819
Loans and advances to financial institutions, net of impairment	183,708,194	34,849,602	2,664,389	2,701,964	502	-	223,924,651	205,102,659
Securities, net of provision for expected losses	1,265,704	16,340,098	32,106,561	83,835,528	42,043,021	-	175,590,912	175,207,077
Other financial assets (1)	56,604,241	825,827	541,521	6,906,649	3,637,911	-	68,516,149	56,958,860
Total financial assets on March 31, 2024	**829,774,545**	**205,292,623**	**153,794,096**	**417,574,252**	**187,632,490**	**-**	**1,794,068,006**	
Total financial assets on December 31, 2023	**829,873,144**	**177,115,114**	**119,754,483**	**446,666,021**	**194,863,608**			**1,768,272,370**
Liabilities								
Deposits from banks	286,005,426	19,121,560	10,597,922	15,119,209	2,116,219	-	332,960,336	323,422,783
Deposits from customers (2)	195,637,095	52,812,402	87,485,852	270,611,256	187,120	-	606,733,725	621,934,680
Securities issued	4,410,831	15,164,134	43,896,610	180,287,030	10,054,181	-	253,812,786	244,966,258
Subordinated debts	-	34,998	1,021,983	13,603,540	21,063,782	14,559,852	50,284,155	50,337,854
Other financial liabilities (3)	55,292,123	19,838,062	4,768,255	5,426,072	1,738,001	-	87,062,513	82,619,532
Financial liabilities at fair value through profit or loss	4,476,323	3,555,467	4,036,034	10,423,595	4,004,779	-	26,496,198	15,542,220
Other financial instruments with credit risk exposure							-	
Loan Commitments	-	-	-	2,216,294	-	-	2,216,294	2,274,316
Financial guarantees	134,698	-	-	1,110,360	-	-	1,245,058	1,202,614
Liabilities of insurance contracts	313,609,744	-	-	40,032,496	-	-	353,642,240	344,792,222
Total financial liabilities on March 31, 2024	**859,566,240**	**110,526,623**	**151,806,656**	**538,829,852**	**39,164,082**	**14,559,852**	**1,714,453,305**	
Total financial liabilities on December 31, 2023	**845,351,686**	**108,843,476**	**131,883,799**	**548,251,056**	**38,039,714**	**14,722,748**		**1,687,092,479**

(1) Includes, primarily, foreign exchange operations, debtors for guarantee deposits and trading and intermediation of values;
(2) Demand deposits, savings deposits, are classified within 1 to 30 days, without considering the historical average turnover; and
(3) Primarily includes credit card operations, foreign exchange operations, trading and intermediation of securities, financial leasing and capitalization plans.

The tables below show the assets and liabilities of the Company segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

				R$ thousands
	Current	Non-current	Total on March 31, 2024	Total on December 31, 2023
Assets				
Total financial assets	**1,188,861,264**	**605,206,742**	**1,794,068,006**	**1,768,272,370**
Non-current assets held for sale	1,354,772	-	1,354,772	1,328,530
Investments in associated companies	-	9,884,058	9,884,058	9,616,840
Property and equipment	-	10,667,553	10,667,553	11,118,009
Intangible assets and goodwill	-	22,447,896	22,447,896	22,107,146
Current income and other tax assets	3,946,999	6,609,316	10,556,315	12,964,018
Deferred income tax assets	24,978,407	70,297,053	95,275,460	92,518,924
Other assets	9,169,414	2,654,994	11,824,408	9,597,412
Total non-financial assets	**39,449,592**	**122,560,870**	**162,010,462**	**159,250,879**
Total assets on March 31, 2024	**1,228,310,856**	**727,767,612**	**1,956,078,468**	
Total assets on December 31, 2023	**1,153,654,161**	**773,869,088**		**1,927,523,249**
Liabilities				
Total financial liabilities	**1,121,899,519**	**592,553,786**	**1,714,453,305**	**1,687,092,479**
Other provisions	3,926,274	17,942,205	21,868,479	22,337,844
Current income tax liabilities	1,299,467	-	1,299,467	1,546,656
Deferred income tax liabilities	230,613	931,977	1,162,590	1,607,527
Other liabilities	48,637,784	2,157,935	50,795,719	47,924,619
Total non-financial liabilities	**54,094,138**	**21,032,117**	**75,126,255**	**73,416,646**
Total shareholders' equity	**-**	**166,498,908**	**166,498,908**	**167,014,124**
Total shareholders´ equity and liabilities on March 31, 2024	**1,175,993,657**	**780,084,811**	**1,956,078,468**	
Total shareholders´ equity and liabilities on December 31, 2023	**1,137,312,761**	**790,210,488**		**1,927,523,249**

40.5. Fair value of financial assets and liabilities

For financial instruments that are measured at fair value, disclosure of measurements is required according to the following hierarchical levels of fair value:

- Level 1

  Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government bonds that are highly liquid and are actively traded in over-the-counter markets.

- Level 2

  Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

- Level 3

  Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts. The main non-observable data used in the determination of the fair value are the credit spreads that vary between 3% and 20%.

  To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of financial assets classified as fair value, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

				R$ thousands
	On March 31, 2024			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**302,626,488**	**49,289,064**	**877,916**	**352,793,468**
Brazilian government bonds	262,082,354	5,371,474	-	267,453,828
Corporate debt and marketable equity securities	25,183,869	10,722,512	877,916	36,784,297
Bank debt securities	5,279,649	33,195,078	-	38,474,727
Mutual funds	9,824,843	-	-	9,824,843
Foreign governments securities	124,046	-	-	124,046
Brazilian government bonds issued abroad	131,727	-	-	131,727
Derivatives	**(5,187,882)**	**2,829,154**	**(394,368)**	**(2,753,096)**
Derivative financial instruments (assets)	13,897,707	9,621,593	223,802	23,743,102
Derivative financial instruments (liabilities)	(19,085,589)	(6,792,439)	(618,170)	(26,496,198)
Debt Instruments at fair value through other comprehensive income	**209,400,748**	**4,746,002**	**1,596,141**	**215,742,891**
Brazilian government bonds	187,387,782	-	15,367	187,403,149
Corporate debt securities	1,532,143	220,183	-	1,752,326
Bank debt securities	878,400	4,525,819	341,121	5,745,340
Brazilian government bonds issued abroad	7,102,651	-	-	7,102,651
Foreign governments securities	5,413,337	-	-	5,413,337
Mutual funds	3,083,241	-	-	3,083,241
Marketable equity securities and other stocks	4,003,194	-	1,239,653	5,242,847
Total	**506,839,354**	**56,864,220**	**2,079,689**	**565,783,263**

				R$ thousands
	On December 31, 2023			
	Level 1	Level 2	Level 3	Fair Value
Financial assets at fair value through profit or loss	**315,355,048**	**56,028,649**	**801,331**	**372,185,028**
Brazilian government bonds	277,460,786	5,125,479	1	282,586,266
Corporate debt and marketable equity securities	25,063,901	10,392,525	801,330	36,257,756
Bank debt securities	3,334,171	40,510,645	-	43,844,816
Mutual funds	9,323,075	-	-	9,323,075
Foreign governments securities	118,948	-	-	118,948
Brazilian government bonds issued abroad	54,167	-	-	54,167
Derivatives	**(1,840,440)**	**2,087,979**	**(376,410)**	**(128,871)**
Derivative financial instruments (assets)	3,939,198	11,321,165	152,986	15,413,349
Derivative financial instruments (liabilities)	(5,779,638)	(9,233,186)	(529,396)	(15,542,220)
Debt instruments at fair value through other comprehensive income	**206,067,520**	**5,218,058**	**1,564,028**	**212,849,606**
Brazilian government bonds	183,192,342	-	16,606	183,208,948
Corporate debt securities	1,138,187	231,779	-	1,369,966
Bank debt securities	1,087,286	4,986,279	307,793	6,381,358
Brazilian government bonds issued abroad	6,670,043	-	-	6,670,043
Foreign governments securities	7,404,755	-	-	7,404,755
Mutual funds	2,282,963	-	-	2,282,963
Marketable equity securities and other stocks	4,291,944	-	1,239,629	5,531,573
Total	**519,582,128**	**63,334,686**	**1,988,949**	**584,905,763**

Derivative Assets and Liabilities

The Company's derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that have significant unobservable inputs to their valuation models are classified within Level 3 of the valuation hierarchy.

The table below presents a reconciliation of securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands				
	Financial assets at fair value through profit or loss	Debt instruments at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On December 31, 2022	**700,473**	**1,419,682**	**109,856**	**(644,689)**	**1,585,322**
Included in profit or loss	23,866	15,010	-	-	38,876
Included in other comprehensive income	-	59,297	-	-	59,297
Acquisitions	-	-	-	-	-
Write-offs	(29,483)	(16,103)	(18,140)	152,356	88,630
Transfers to other levels (1)	7,403	-	-	-	7,403
On March 31, 2023	**702,259**	**1,477,886**	**91,716**	**(492,333)**	**1,779,528**
On December 31, 2023	**801,331**	**1,564,028**	**152,986**	**(529,396)**	**1,988,949**
Included in profit or loss	84,737	10,168	-	-	94,905
Included in other comprehensive income	-	(19,182)	-	-	(19,182)
Acquisitions	-	24	70,816	(88,774)	(17,934)
Write-offs	(8,152)	(18,498)	-	-	(26,650)
Transfers to other levels (1)	-	59,601	-	-	59,601
On March 31, 2024	**877,916**	**1,596,141**	**223,802**	**(618,170)**	**2,079,689**

(1) These securities were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value and interest income, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities:

	R$ thousands		
	Debt instruments at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Net interest income	12,312	26,923	39,235
Net trading gains/(losses) realized and unrealized	105,673	197,493	303,166
Total on December 31, 2023	**117,985**	**224,416**	**342,401**
Net interest income	2,227	10,168	12,395
Net trading gains/(losses) realized and unrealized	82,510	(19,182)	63,328
Total on March 31, 2024	**84,737**	**(9,014)**	**75,723**

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On March 31, 2024					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(3)	(571)	(1,080)
Price indexes	-	-	-	(107)	(14,169)	(26,403)
Exchange coupon	-	-	-	(2)	(325)	(636)
Foreign currency	-	-	-	114	2,846	5,691
Equities	4,494	112,359	224,718	6,819	170,486	340,972

	R$ thousands					
	On December 31, 2023					
	Impact on income (1)			Impact on shareholders' equity (1)		
	1	2	3	1	2	3
Interest rate in Reais	-	-	-	(3)	(622)	(1,181)
Price indexes	-	-	-	(106)	(13,739)	(25,648)
Exchange coupon	-	-	-	(2)	(308)	(603)
Foreign currency	-	-	-	106	2,656	5,312
Equities	3,966	99,152	198,303	6,695	167,386	334,772

(1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices;

Scenario 2: 25.0% stresses were determined based on market information; and

Scenario 3: 50.0% stresses were determined based on market information.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousands				
	On March 31, 2024				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	223,925,519	-	223,925,519	223,924,651
· Customers	-	-	631,009,987	631,009,987	637,825,162
Securities at amortized cost	63,844,059	102,008,197	10,699,180	176,551,436	181,013,355
Financial liabilities					
Deposits from banks	-	-	339,046,889	339,046,889	332,960,336
Deposits from customers	-	-	607,607,344	607,607,344	606,733,725
Securities issued	-	-	256,439,859	256,439,859	253,812,786
Subordinated debts	-	-	52,444,550	52,444,550	50,284,155

	R$ thousands				
	On December 31, 2023				
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total	
Financial assets (1)					
Loans and advances					
· Financial Institutions	-	205,228,671	-	205,228,671	205,102,659
· Customers	-	-	625,991,386	625,991,386	629,686,699
Securities at amortized cost	64,639,588	104,956,610	8,999,978	178,596,176	180,352,343
Financial liabilities					
Deposits from banks	-	-	332,089,303	332,089,303	323,422,783
Deposits from customers	-	-	599,473,510	599,473,510	621,934,680
Securities issued	-	-	226,021,936	226,021,936	244,966,258
Subordinated debts	-	-	52,423,119	52,423,119	50,337,854

(1) The amounts of loans and advances are presented net of the allowance for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and advances to financial institutions: Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

Loans and advances to customers: The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Bonds and securities at amortized cost: Financial assets are carried at amortized cost. See Note 9 regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued and Subordinated debt

Fair values were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

40.6. Insurance/Underwriting risk

Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company's expectations at the

time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company's estimates.

Historical experience shows that the larger the group of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

Risk underwriting management is carried out by the Technical Superintendence and the policies of underwriting and acceptance of risks are periodically evaluated.

Uncertainties over estimated future claim payments

Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned.

Asset and liability management (ALM)

The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and with the characteristics of the Company's product portfolio.

Risk management by product

The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with Non-Life

The risks associated with Non-Life include, among others:

- Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;
- Unpredictable claims arising from an isolated risk;
- Inaccurate pricing or inadequate underwriting of risks;
- Inadequate reinsurance policies or risk transfer techniques; and
- Insufficient or excessive technical provisions.

Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The main risks inherent to the main Non-Life business lines are summarized as follows:

- Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and
- Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance.

The main risks associated with life insurance and pension plans

Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and pension plans include:

- Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;
- Policyholder's behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products;
- Group Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and
- Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

The main risks associated with health insurance

The risks associated with health insurance include, among others:

- Variations in cause, frequency and severity of indemnities of claims compared to expectations;
- Unforeseen claims resulting from isolated risk;
- Incorrect pricing or inadequate subscription of risks; and
- Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on

expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Risk management of non-life, life insurance and pension plans and health insurance

The Board for Risk Management, Internal Controls, Compliance, Privacy and Data Management Board monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Techinacal Superintendent of Actuary and Statistics. The Technical Superintendencies developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies.

For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population.

Persistency risk is managed through the frequent management of the Company's historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies.

The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance.

Risk Concentration

The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of risks based on the values of insurance liabilities:

Insurance liabilities						R$ thousands
	On March 31					
	2024			2023		
	Gross	Reinsurance	Net of tax	Gross	Reinsurance	Net of tax
Life	22,599,792	34,897	22,564,895	22,345,580	24,661	22,320,919
Pension plans	311,888,001	-	311,888,001	304,335,064	-	304,335,064
Non-Life	3,350,966	12,279	3,338,687	3,366,014	9,844	3,356,170
Health (Health and Dental)	15,544,084	-	15,544,084	13,382,781	-	13,382,781

Sensitivity test

The purpose of the sensitivity test is to measure impacts, in the event of isolated, reasonably possible changes in assumptions inherent to the Organization's operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date.

As risk factors, the following premises were elected:

- Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of a reduction in the risk-free interest rate curve;
- Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts;
- Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and
- Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims.

Sensitivity test results

The table below shows the resulting increase in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor[1]:

[1] Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

	On March 31, 2024 - R$ thousand
Interest Rate - Variation of -5% (*)	**Increases in the insurance liabilities (**)**
Pension Plans	157,678

(*) To better reflect the interest rate risk, the projected profitability of balances was sensitized and the bottom-up rate, used to discount flows, was not sensitized.

	On March 31, 2024 - R$ thousand
Conversion into Income - variation of + 5%	**Increases in the insurance liabilities (**)**
Pension Plans	(154,953)

	On March 31, 2024 - R$ thousand
Longevity (Improvement) - Variation of +0,2%	**Increases in the insurance liabilities (**)**
Life	22,514
Pension Plans	(149,883)

(**) Reinsurance is not subject to the application of the shock, as it is a non-proportional and immaterial contract.

For non-life insurance, life except individual life, and health including dental insurance, the table below shows the result of the impact on the Organization's income and shareholders' equity if there was an variation in the loss ratio:

Sensitivity - 1% Variation	R$ thousands			
	Gross of reinsurance		**Net of reinsurance**	
	On March 31, 2024	**On March 31, 2023**	**On March 31, 2024**	**On March 31, 2023**
Non-Life	(13,898)	(12,873)	(13,834)	(12,820)
Life	(8,567)	(8,506)	(8,523)	(8,472)
Health (Health and Dental)	(53,667)	(47,603)	(53,667)	(47,603)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company's financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management's view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Credit risk

Credit risk consists of the possible occur of losses in value of financial assets and reinsurance assets, because of noncompliance, by the counterparty, of its financial obligations according to agreed terms the Company and its subsidiaries, as well as the devaluation of contracts, resulting from the deterioration in the counterparty's risk classification.

This risk may materialize in different ways, among others.

- Losses arising from delinquency, due to lack of payment of the premium or of the installments by the insured person;
- Possibility of any issuer of financial asset not making the payment on the due date or the amortizations provided for each security; and
- Inability or unfeasibility of recovery of commissions paid to brokers when policies are canceled.

Credit risk management

The Company performs various sensitivity analyses and stress tests as tools for management of financial risks. The results of these analyses are used for risk mitigation and to understand the impact on the results and the shareholders' equity of the Company in normal conditions and in conditions of stress. These tests take into account historical scenarios and scenarios of market conditions provisioned for future periods, and their results are used in the process of planning and decision making, as well as the identification of specific risks arising on financial assets and liabilities held by the Company. The management of credit risk for reinsurance operations includes monitoring of exposures to credit risk of individual counterparts in relation to credit ratings by risk assessment companies, such as AM Best, Fitch Ratings and Standard & Poor's and Moody's. The reinsurers are subject to a process of analysis of credit risk on an ongoing basis to ensure that the goals of the mitigation of credit risk will be achieved.

In that sense, credit risk management in the Company is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes. It is a process carried out at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, assessed by the risk management structures of the Company and Banco Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Meetings are held quarterly of the Executive Committee for Risk Management of Grupo Bradesco Seguros, of the Executive Committee of Investments and, monthly, of the Internal Meeting of Asset Allocation by the area of Investment Management of Bradesco Seguros S.A. for the deliberative negotiations, possessing the functions, which are necessary for the regulatory/improvement requirement in the processes of management.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk.

The Bradesco Company's policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Company aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Company is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Company manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

Operational risk

Operational risk is the possibility of losses resulting from failure, deficiency or inadequacy of internal processes, people and systems, or resulting from fraud or external events, including legal risk and excluding risks arising from strategic decisions and image of the Organization.

Operational risk management

The Organization approaches operational risk management as a process of continuous improvement, aiming to monitor the dynamic evolution of the business and minimize the existence of gaps that could compromise the quality of this management.

The entire Corporate Governance process for operational risk management is monitored quarterly by the executive committees of Grupo Bradesco Seguros and Banco Bradesco, each with its own specificity, having, among others, the following responsibilities:

- Periodic assessment of operational risks faced and the adequacy of controls and procedures to address the identified risks and their mitigation;
- Development of the Operational Loss Database (DOLD) for reporting operational losses and corrective actions;
- Training and dissemination of the internal control culture;
- Ensure compliance with the Organization's operational risk management and

business continuity policies;
- Ensure the effectiveness of the Organization's operational risk and business continuity management process;
- Approve and review definitions and criteria, mathematical and statistical modeling and calculations relating to the amount of capital allocation;
- Evaluate and submit for validation by the Executive Risk Management Committee, with reporting to specific committees, the policy, structure, roles, procedures and responsibilities of the dependencies involved in the process, as well as the reviews carried out annually; and
- Ensure compliance with ethical standards.

Within this scenario, the Organization has mechanisms for evaluating its Internal Controls system to provide reasonable security regarding the achievement of its objectives in order to avoid the possibility of loss caused by non-observance, violation or non-compliance with internal rules and instructions. The internal control environment also contributes to operational risk management, in which the risk map is regularly updated based on self-assessments of risks and controls.

40.7. Operational risk

Operational risk is represented by the possibility of losses resulting from external events or failure, deficiency or inadequacy of internal processes, people or systems. This definition includes the legal risk associated with inadequacy or deficiency in contracts signed by the Organization, sanctions due to non-compliance with legal provisions and compensation for damages to third parties arising from the activities carried out by the Organization.

Operational Risk Management Process

Operational risk management is carried out in a corporate manner and involves several areas with specific responsibilities to ensure an efficient structure, which allows the risks to be adequately assessed and supports managers and Senior Management in decision-making.

The process comprises steps such as identification, assessment and continuous monitoring of operational risks inherent to the Organization's activities, including new products, services and partners, aiming to adapt them to legislation and procedures and controls, as well as the regulatory environment, the result of which and its main aspects are periodically reported to Senior Management and the regulator.

These procedures are supported by a system of internal controls, being independently certified as to their effectiveness and execution, in order to meet the risk appetite limits established by the Organization.

41) SUPPLEMENTARY PENSION PLANS

Bradesco and its subsidiaries sponsor a private defined contribution pension for its employees, including management, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida

e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Kirton Bank S.A. Banco Múltiplo and Ágora Corretora de Seguros S.A. sponsor supplementary pension plans in the variable contribution and defined benefit modalities, through the Baneb Social Security Foundation – Bases, for Baneb employees.

Banco Bradesco S.A. sponsors a supplementary pension plan in the variable contribution format, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a supplementary pension plan in the defined benefit format through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Banco Bradesco S.A., Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Bradescor Corretora de Seguros Ltda., Bradesco Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a supplementary pension plan in the defined benefit modality, through Multibra Fundo de Pensão, for employees from Banco Bamerindus do Brasil S.A..

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well the Health Plan of employees from Lloyds.

Bradesco, in its offices abroad, provides pension plans for its employees and managers, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Total expenses with contributions made, for the first quarter of 2024, were R$285,694 thousand (R$310,483 thousand in 2023).

42) OTHER INFORMATION

a) On November 16, 2022, Law No. 14,467 was enacted, in full conversion of Provisional Measure No. 1,128/22, which establishes new rules for the deductibility of credit losses resulting from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil, in the calculation of profits subject to income tax and CSLL, coming in to effect as of January 1, 2025, where we highlight the rules: i) application of factors for the deduction of defaulted operations (operation overdue for

more than ninety days); and ii) losses on January 1, 2025, related to credits that are in default on December 31, 2024, which have not been deducted by that date, can only be excluded in determining the taxable income and the calculation basis of the CSLL, at the rate of one-thirty-sixths for each month of the calculation period, starting in April 2025.

b) On December 20, 2023, Constitutional Amendment No. 132 was enacted, establishing the Consumption Tax Reform, which aims to simplify, modernize the tax system and boost the country's economy by eliminating the complexity of the current tax system. The main change is the creation of the Tax on Transactions with Goods and Services (IBS) which will replace PIS and Cofins contributions, and the Contribution on Goods and Services (CBS) replacing ISS and ICMS. The new taxes are broadly non-cumulative and will have single and uniform legislation throughout the national territory. To implement the Tax Reform there will be a transition phase, which will last from 2026 to 2032. On April 24, 2024, the Federal Government sent the first complementary bill to the National Congress that deals with the regulation of the Tax Reform. The Bank has been following discussions on this topic and awaits other regulations for a precise assessment of the impacts arising from this Constitutional Amendment.

c) On February 05, 2024, it was communicated to the market that the Company and BB Elo Cartões Participações S.A. ("BB Elo" and, jointly with BB Elo, the "Controlling Shareholders"), sent a notice to Cielo S.A. - Instituição de Pagamento ("Company") informing of their decision to proceed with the conversion of the Company's publicly-held company registration from category "A" to "B" issuer, with its consequent delisting from the special listing segment called Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3"), through the launch of a unified tender offer for the acquisition of common shares for both, the conversion of the Company's registration as a publicly-held company from category "A" to "B" and the delisting from the special listing segment, in accordance with the applicable legislation and the Company's bylaws ("Tender Offer"). The request for registration of the Tender Offer will be made according to the regulatory deadline.

The Tender Offer will be launched by (i) the Controlling Shareholders and by the companies (ii) Elo Participações Ltda. ("Elo Participações"), (iii) Alelo Instituição de Pagamento S.A. ("Alelo") and (iv) Livelo S.A. ("Livelo" and, jointly with the Controlling Shareholders, Elo Participações and Alelo, the "Offerors"), indirect subsidiaries of Bradesco and Banco do Brasil S.A. (direct controller of BB Elo), for the acquisition of up to all the ordinary shares issued by the Company, except for those held by the Offerors, the Controlling Shareholders, directly or indirectly, and those held in treasury ("Tender Offer Shares"), on a unified basis for the purposes of (i) converting the Company's registration as a category "A" public company to "B"; and (ii) delisting the Company from the special listing segment called Novo Mercado of B3. The price offered for each Tender Offer Shares will be R$5,60.

The Tender Offer depends on the fulfillment of certain conditions, including applicable legal and regulatory approvals from the competent governmental authorities. The other terms and conditions of the Tender Offer will be made available to the market in due course, in accordance with the applicable rules.

Reporting Date April 25, 2024

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Milton Matsumoto
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Samuel Monteiro dos Santos Junior - Independent Member
Walter Luis Bernardes Albertoni - Independent Member
Paulo Roberto Simões da Cunha - Independent Member
Denise Pauli Pavarina - Independent Member

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers

João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
* Vinicius Urias Favarão

Officers
Ademir Aparecido Correa Junior
Affonso Correa Taciro Junior
Aires Donizete Coelho
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
André Bernardino da Cruz Filho
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Antonio Daissuke Tokuriki
Bráulio Miranda Oliveira
Bruno Funchal
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
Cristina Coelho de Abreu Pinna
** Curt Cortese Zimmermann
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Gomes Fernandes
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Julio Cesar Joaquim
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
** Luis Cláudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Sarno Pasquini
Marcos Daniel Boll
Marina Claudia González Martin de Carvalho
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
* Rafael Forte Araújo Cavalcanti
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Telma Maria dos Santos Calura
Vasco Azevedo
* Vinicius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
André Vital Simoni Wanderley
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Delvair Fidêncio de Lima
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior

Committees Subordinated to the Board of Directors

Statutory Committees

Audit Committee
Alexandre da Silva Glüher - Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
Paulo Ricardo Satyro Bianchini - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Milton Matsumoto – Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Juliano Ribeiro Marcílio
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Milton Matsumoto
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Octavio de Lazari Junior

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi – Coordinator
Alexandre da Silva Glüher
Milton Matsumoto
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Milton Matsumoto - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
André Costa Carvalho
Marcelo Sarno Pasquini

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
Carlos Wagner Firetti - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Rogério Pedro Câmara
Moacir Nachbar Junior
José Ramos Rocha Neto
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior

**** Fiscal Council**

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Mônica Pires da Silva
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Ludmila de Melo Souza
José Luis Elias

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* pending possession
**election pending approval by BACEN, consequently they did not take office

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Independent Auditors´ report on review of condensed consolidated interim financial statements

Introduction

We have reviewed the condensed consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") as of March 31, 2024, which comprise the consolidated statements of financial position as of March 31, 2024 and the related condensed consolidated statements of income, comprehensive income, of changes in shareholders' equity and cash flows for the three-month period then ended, and notes to the condensed consolidated interim financial statements.

Bradesco's management is responsible for the preparation and presenting of these condensed consolidated interim financial statements in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of condensed consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements, as of March 31, 2024, are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting.

São Paulo, April 30th, 2024

KPMG Auditores Independentes Ltda.

CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório

Contador CRC 1SP212059/O-0

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first quarter of 2024 and, in view of the meetings held with (i) areas managers and administrators; and (ii) KPMG Auditores Independentes, based on its reports, are of the opinion that the aforementioned documents adequately reflect the Organization's equity and financial position.

Cidade de Deus, Osasco, SP, April 30, 2024

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Mônica Pires da Silva

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

Phone: (+55 11) 2194-0922

investors@bradesco.com.br

Cidade de Deus, s/n – Silver Building – 4th floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco

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